

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE





06035325

Act Exchange Act of 1934
Section 14(d)(5)
Rule 14d-11(c) + (e) + (d); 14d-7
Public
Availability April 28, 2006

April 28, 2006





Via Facsimile (202) 637-2201 and U.S. Mail

John J. Huber
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 2004-1304

Re: Offer by the Bayer Entities for all ordinary shares of Schering AG
SEC File No. 5-59757

Dear Mr. Huber:

We are responding to your letter dated April 12, 2006 addressed to Mauri L. Osheroff, Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your April 12, 2006 correspondence.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission ("Commission") hereby grants an exemption from the following provisions:

- Section 14(d)(5) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14d-7 thereunder. The exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7 permits the Bayer Entities to terminate withdrawal rights at the expiration of the Acceptance Period if all conditions to the Offer, other than the Minimum Condition, have been satisfied or waived, during a period of no more than eight German banking days to permit the determination of whether the Minimum Condition has been met and for the payment for tendered Shares in accordance with the procedural requirements of German law and practice. In addition, the exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7 permits the Bayer Entities to terminate withdrawal rights at the expiration of the Acceptance Period, if all conditions to the Offer, other than the Minimum Condition and the Regulatory Approvals, have been satisfied or waived, until the earlier of (i) the receipt or waiver of the Regulatory Approvals, the determination of whether the

Minimum Condition has been met and a period of no more than eight German banking days after the receipt or waiver of the Regulatory Approvals to permit the payment for tendered Shares in accordance with the procedural requirements of German law and practice or (ii) 21 calendar days from the date of the expiration of the Acceptance Period. The exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder also permits the Bayer Entities, once all the conditions to the offer, including the receipt or waiver of the Regulatory Approvals, have been satisfied or waived, to terminate withdrawal rights during a period of no more than eight German banking days to permit the payment for tendered Shares in accordance with the procedural requirements of German law and practice.

- Rules 14d-11(c) and (e) under the Exchange Act. The exemption from Rules 14d-11(c) and (e) permits the Bayer Entities to pay for or return Shares tendered in the Acceptance Period and to commence the Additional Acceptance Period, as described in your letter, in accordance with German law and practice.

- Rule 14d-11(d) under the Exchange Act. The exemption from Rule 14d-11(d) permits the Bayer Entities, in accordance with German law and practice, to commence the Additional Acceptance Period on the day after the publication of the final results of the Offer (expected to be a day no later than the fifth German banking day following the close of the Acceptance Period).

Based on the representations in your letter dated April 12, 2006, but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to the following rules:

- Rule 14e-1(c) under the Exchange Act. This no-action position pursuant to Rule 14e-1(c) is taken to allow Shares tendered during the Acceptance Period or the Additional Acceptance Period to be paid no later than eight German banking days after the expiration of the Acceptance Period or Additional Acceptance Period, respectively. In addition, this no-action position pursuant to Rule 14e-1(c) allows the Bayer Entities to pay for any shares tendered in the Offer within eight German banking days after the receipt or waiver of the Regulatory Approvals if the Regulatory Approvals have not been received or waived by the expiration of the Acceptance Period. We note that the Bayer Entities would return any tendered Shares promptly if the Regulatory Approvals were not received or waived within the periods outlined in your letter.

- Rule 14e-1(b) and Rule 14d-4(d)(2)(ii) under the Exchange Act. These no-action positions pursuant to Rule 14e-1(b) and Rule 14d-4(d)(2)(ii) are taken to allow the Bayer Entities to extend the Offer for a period of two weeks (as opposed to 10 business days), as required by German law, if a material change occurs in the terms of the Offer in the last two weeks of the Acceptance Period.

- Rule 14e-1(d) under the Exchange Act. This no-action position pursuant to Rule 14e-1(d) is taken to allow the Bayer Entities to announce an extension of the Offer in accordance with German law and practice.

The foregoing exemptions and no-action positions are based solely on the representations and the facts presented in your letter dated April 12, 2006, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws (subject to the relief we understand you have received from the Division of Market Regulation in connection with this transaction). The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,



Mauri L. Osheroff
Associate Director
Division of Corporation Finance

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM & WATKINS LLP

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April 12, 2006

VIA EMAIL AND FACSIMILE

Mauri L. Osheroff, Esq.
Associate Director, Office of Regulatory Policy
Division of Corporation Finance

Brian V. Breheny, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Christina E. Chalk, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

We are writing on behalf of our clients, Bayer Aktiengesellschaft, a German stock corporation ("Bayer"), and Dritte BV GmbH, (the "Offeror" and, together with Bayer, the "Bayer Entities").

On March 23, 2006 (the "Announcement Date"), the Offeror, a German limited liability company and a wholly-owned subsidiary of Bayer, announced its decision to commence a cash tender offer (the "Offer") for all outstanding ordinary shares with no par value (the "Ordinary Shares"), including all Ordinary Shares represented by American Depositary Shares (the "ADSs" and, together with the Ordinary Shares, the "Shares"), of Schering Aktiengesellschaft, a German stock corporation ("Schering"). The Offer is supported by the Schering Board of Management, which has stated its intention to approve the planned acquisition of Schering and to recommend acceptance of the Offer by Schering's stockholders after having assessed the offer documents.

As previously discussed with the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we hereby request that the Staff grant exemptive relief to the Bayer Entities under Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14d-7 and Rules 14d-11(c), (d) and (e) under the Exchange Act. We further request the Staff to confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action to the Commission with respect to Rule 14d-4(d)(2)(ii) or Rules 14e-1(b), (c) or (d) under the Exchange Act if the Bayer Entities conduct the Offer as described in this letter.[1]

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1 We believe that the relief requested in this letter is consistent with the relief granted by the Commission in similar transactions. See, e.g., *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004); *Offer by Alcan, Inc. for Common Shares, ADRs, Bonus Allocation Rights and OCEANEs of Pechiney*, File Nos. 5-52225, TP 03-114 (avail. Oct. 8, 2003); *Proposed Tender Offer in the United States by Serono France Holding S.A. for Genset S.A.*, File No. TP 03-73 (avail. May 14, 2003); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADRs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (avail. Sept. 12, 2002); *Vodafone Airtouch Plc Offer for Mannesmann Aktiengesellschaft*, File No. TP 00-29 (avail. Dec. 22, 1999); *Autoliv, Inc.*, TP File No. 97-121 (avail. Apr. 21, 1997); *Proposed Exchange Offer by Crown Cork & Seal Company, Inc. for CarnaudMetalbox*, File No. TP 95-301 (avail. Dec. 20, 1995); *Pharmacia Aktiebolag; The Upjohn Company; Pharmacia & Upjohn, Inc.*, File No. TP 95-422 (avail. Sept. 29, 1995); *Rhône-Poulenc S.A.*, File No. TP 93-89 (avail. July 8, 1993); *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File No. TP 99-205 (avail. Dec. 20, 1999); *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999); and *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (avail. Sept. 12, 2005). We also believe that the relief requested in this letter is consistent with the Commission's guidance set forth in the Commission's release *Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings* Release Nos. 33-7759, 34-42054, 39-2378, International Series Release No. 1208 (Oct. 22, 1999) (the "Cross-Border Release"), *In the Matter of Incentive AB Offer to Purchase the Class B Shares and American Depositary Shares of Gambro AB*, Release No. 34-36793, International Release No. 926 (Jan. 31, 1996); *In the Matter of Pharmacia & Upjohn, Inc., Pharmacia Aktiebolag and The Upjohn Company, Offers to Purchase the Shares and American Depositary Shares of Pharmacia Aktiebolag, Offers to Purchase the Shares, Convertible Debentures and American Depositary Shares of Pharmacia Aktiebolag*, Release No. 34-36240A, International Release No. 855A (Sept. 27, 1995); *In the Matter of Procordia Aktiebolag and Aktiebolag Volvo*, Release No. 34-27671, International Release No. 118 (Feb. 2, 1990); and *In the Matter of Ford Motor Company Limited Offer to Purchase the Ordinary Shares and American Depositary Receipts of Jaguar p.l.c.*, Release No. 34-27423, International Release No. 114 (Nov. 7, 1989); *In the Matter of Central and South West Corporation and Houston Industries Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Norweb plc*, Release No. 34-36285, International Release No. 861 (Sept. 27, 1995); and *Macfadden Holdings, Inc. v. JB Acquisition Corp.*, 641, F. Supp. 454 (S.D.N.Y. 1986), rev'd on other grounds, *803 F.2d 62* (2d. cir. 1986).

We are US and German counsel to the Bayer Entities in connection with the Offer. The descriptions in this letter of German tender offer practice and mechanics are based in part upon discussions with Credit Suisse and Greenhill & Co., financial advisors to the Bayer Entities.

Background Information

Schering

Schering is a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. Schering's portfolio consists of five core business areas including gynecology, andrology, diagnostic imaging, specialized therapeutics and oncology. For the year ended December 31, 2005, Schering had net sales of EUR 5,308 million and an operating profit of EUR 928 million. As of December 31, 2005, Schering had approximately 24,000 employees worldwide and seven research and development centers in four countries. According to its public filings, Schering is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act.[2]

The Shares

The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange. The Ordinary Shares are also listed on all other German stock exchanges, namely on the stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the Ordinary Shares are listed in Switzerland on the Swiss Exchange (SWX), the combined stock exchange of the stock exchanges in Geneva, Basle and Zurich.[3] Options on Ordinary Shares are traded on the German options exchange (Eurex). ADSs issued under Schering's sponsored ADS program with JP Morgan Chase Bank, each evidencing one Ordinary Share, were listed on the New York Stock Exchange ("NYSE") on October 12, 2000 and trade under the symbol "SHR". The Company is subject to the listed company rules of the NYSE and the informational reporting requirements of the Exchange Act that are applicable to foreign private issuers.

Schering's share capital consists entirely of Ordinary Shares. All of Schering's issued Ordinary Share capital is in bearer form and is freely transferable. The Ordinary Shares are held

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2 Except as otherwise noted, all information contained in this letter regarding Schering and the Shares is based upon information contained in Schering's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Commission on March 10, 2006 (the "Schering 20-F").

3 The Ordinary Shares are not listed on any U.S. exchange or quoted on NASDAQ and, based on information obtained by Bayer's financial advisors with respect to the past year, only trade in very thin volumes (on average less than 500 Ordinary Shares a day, with periods of up to five weeks where no trades occur) on "Other OTC US" (known as the grey market). Accordingly, we believe it would be appropriate to assume that U.S. persons who have invested directly in the Ordinary Shares are highly sophisticated.

in book-entry form through the Clearstream Banking AG booking system (the "Clearstream System").

Based on information contained in the Schering 20-F, on December 31, 2005, 194,000,000 Ordinary Shares were issued, of which 4,000,000 Ordinary Shares were held as treasury shares. On January 31, 2006, there were 7,948,869 issued and outstanding ADSs. Due to the fact that the Ordinary Shares are issued only in bearer form, Schering stated in the Schering 20-F that it is unable to determine how many shareholders it has and how many shares any particular shareholder owns. Although Schering has stated that it is unable to determine the exact number of Shares held in the United States, the Schering 20-F states that Schering believes that, as of February 2006, approximately 19% of the Shares were held in the United States. The Schering 20-F also states that, as of February 1, 2006, there were 1,760 registered holders of ADSs, that one of the registered holders is the Depository Trust Company ("DTC"), which represents the total number of ADSs held in book entry form and that the ADS holders collectively held 9,401,628 ADSs, representing approximately 4.3% of the total issued Ordinary Shares (including the Ordinary Shares represented by such ADSs) as of February 1, 2006.

The Bayer Entities

The Offeror is a limited liability company organized under the laws of Germany. The Offeror has not conducted any operations other than in connection with the Offer.

Bayer is a global company offering a wide range of products, including ethical pharmaceuticals, diagnostics and other health care products, agricultural products and polymers. Bayer is the management holding company of the Bayer group, which includes approximately 280 consolidated subsidiaries. Bayer's business operations are organized in three subgroups, namely Bayer Healthcare (consisting of the pharmaceuticals, consumer care, diabetes care/diagnostics and animal health segments), Bayer Cropscience (consisting of the crop protection and environmental/bioscience segments) and Bayer MaterialScience (consisting of the materials and systems segments). Three service organizations provide support functions to the three subgroups, Bayer and third parties.

Bayer is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. The bearer shares of Bayer (the "Bayer Shares") are traded on the Frankfurt Stock Exchange and all other German stock exchanges, namely on the stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the Bayer Shares are listed in Switzerland on the Swiss Exchange (SWX); on the stock exchanges in Barcelona and Madrid, Spain; on the London Stock Exchange (LSE); and on the Tokyo Stock Exchange (TSE). American Depositary Shares issued under Bayer's sponsored ADS program with The Bank of New York, as depositary, each evidencing one Bayer bearer share, are listed on the NYSE and trade under the symbol "BAY". Bayer is subject to the listed company rules of the NYSE and the informational reporting requirements of the Exchange Act that are applicable to foreign private issuers.

The Merck Offer

As you are aware, on March 13, 2006, Merck KGaA, a German stock corporation, announced its intention to commence an unsolicited cash tender offer (the "Merck Offer") for all outstanding Ordinary Shares and ADSs at a price of Euro 77 per Ordinary Share or ADS. On March 24, 2006, Merck announced that it had decided not to pursue its planned takeover of Schering.

Qualification for Tier II Relief

Certain relief requested by this letter (other than with respect to certain extensions of the Offer, certain aspects of prompt payment and certain aspects of termination of withdrawal rights) would be available under Rule 14d-1(d) with respect to an offer for a "Tier II" qualifying company ("Tier II Relief"). However, for the reasons discussed below, the Bayer Entities believe that they may not be able to determine the relevant U.S. shareholdings in Schering as of the 30th day prior to the proposed commencement date of the Offer.

According to information contained in the Schering 20-F, as of February 2006, approximately 19% of the Shares (including Ordinary Shares represented by ADSs) were held in the United States. In order for the Offeror to determine the level of U.S. ownership of the Shares, it would need to engage an outside service provider to work with Schering's registrar to compile that information. While it is possible for a bidder to retain a financial advisor or information agent to make blind inquiries of depositary banks in Germany as part of the required inquiry to determine the availability of the cross-border exemptions under Rule 14d-1(d)[4], due to the limited information available as to the holders of bearer shares of German companies, such surveys cannot be comprehensive and are necessarily incomplete. It is our understanding that an inquiry of this nature typically takes at least two to three weeks in order to obtain responses to the survey. Accordingly, the Bayer Entities have not performed a "look-through" analysis for purposes of establishing the availability of the Tier II Relief. The Bayer Entities are not aware of any information that would indicate that there has been a significant increase in the level of U.S. ownership of the Shares since February 2006.[5]

Schering has advised Bayer that the information regarding U.S. ownership in the Schering 20-F is based upon the results of a survey completed by D.F. King in February, 2006 as well as information provided by JP Morgan Chase Bank as ADS depositary (including a review of Schedules 13-F and other filings made by investors with the Commission). Schering has also advised Bayer that it has engaged D.F. King for this purpose for each of the past two years and

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4 See, Instructions to paragraphs (c) and (d) of Rule 14d-1.

5 According to information provided by Bayer's financial advisors, the aggregate trading volume for the Ordinary Shares and ADSs on all national securities exchanges in the United States, on the Nasdaq market or on the OTC market, as reported to the NASD over the 12-month periods ending March 14, March 15, March 16 and March 17, 2006 ranged from approximately 2.283% to approximately 2.311% of worldwide trading volume for such periods.

that the survey has generally taken approximately six weeks. Bayer has requested that Schering engage D.F. King to provide it with a more current survey regarding U.S. shareholdings as quickly as possible. Since the Offer is expected to commence on or about April 13, 2006 (in advance of the Schering annual meeting of shareholders scheduled to be held on April 19, 2006), Bayer does not know if it will be able to obtain more current information by that time or if the information it may be able to obtain will be reliable. Therefore, since the Bayer Entities may not be able to obtain more recent reliable share information and since the Offer would otherwise qualify for Tier II Relief based on the information available as of February 2006, the Bayer Entities are requesting the relief described in this letter with respect to matters in which the securities laws and practice in the United States conflict with those in Germany.[6]

The Offer

Structure

The Offer will be made to the holders of all of the issued and outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, at a price of Euro 86 per Ordinary Share. Holders of Ordinary Shares who tender through the U.S. Exchange Agent (as defined below) and holders of Ordinary Shares represented by ADSs will be able to elect to receive the Offer price in Euros or U.S. dollars based upon the U.S. dollar/Euro bid rate published by WM/Reuters at 17:00 Hours Frankfurt Time (16:00 Hours London time) on the date on which the custodian institution of the U.S. Exchange Agent in Germany receives the consideration for the Offer in Euros from the Offeror. Holders of ADSs or Ordinary Shares who tender through the U.S. Exchange Agent who do not make an election with respect to the currency in which they wish to receive the Offer price will be deemed to have elected to receive the Offer price in U.S. dollars. It is intended that the Offer will be structured as a single offer made concurrently in Germany, the United States and certain other jurisdictions in which the Offer may be legally extended. The Offer will be structured so as to comply with the *Wertpapiererwerbs- und Übernahmegesetz* (the German Securities Acquisition and Takeover Act or "German Takeover Code") and the rules and regulations promulgated thereunder and, except to the extent permitted pursuant to the relief requested herein, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent legally possible, given these different regulatory schemes, the Bayer Entities intend to conduct the Offer in a manner that ensures equality of opportunity for, and treatment of, all holders of Ordinary Shares, including Ordinary Shares represented by ADSs, and that complies with generally applicable requirements in both Germany and the United States.[7]

Commencement

The tender offer materials to be provided or made available to the holders of Ordinary

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6 See, footnote 41 of the Cross-Border Release and *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004).

7 The Bayer Entities have received separate exemptive relief from the Division of Market Regulation with respect to Rule 14e-5.

Shares, including Ordinary Shares represented by ADSs, will be prepared in accordance with the requirements of both the German Takeover Code and, except as described herein, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, and will be available in either the German language (the "German Offer Materials") or the English language (the "U.S. Offer Materials" and, together with the German Offer Materials, the "Offer Materials"), based on shareholders' requests. The German Offer Materials and the U.S. Offer Materials will be substantively identical.

The Offer will be commenced in Germany by publication of the German Offer Materials on the Internet and announcement that the German Offer Materials can be picked up free of charge at a specified location and will be mailed to investors free of charge upon request. The Offer will be commenced in the United States by publication of a summary advertisement in *The Wall Street Journal* and by mailing the U.S. Offer Materials to shareholders upon request, in accordance with Rule 14d-4(a)(2) under the Exchange Act. In addition to making an announcement of the Offer and mailing the Offer Materials to shareholders upon request in accordance with Rule 14d-4(a)(2), the Bayer Entities anticipate that the parties will coordinate with the operator of the Clearstream System, custodian institutions and the ADS depositary to mail the Offer Materials to beneficial holders of Ordinary Shares, including Ordinary Shares represented by ADSs.

The initial offering period is expected to remain open for seven weeks (and in any event at least 20 business days from the publication of a summary advertisement as described above) (such period, as it may be extended, the "Acceptance Period") and to be followed by a two-week subsequent offering period (the "Additional Acceptance Period").

Conditions to the Offer

The Offer will be subject to a number of conditions that will be described in the Offer Materials, and will include receipt of competition law clearance from the European Commission and any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated (together with European Commission competition law clearance, the "Regulatory Approvals").[8] In addition, the Offer will be subject to the condition that not less than 143,250,656 Ordinary Shares, including Ordinary Shares represented by ADS, be tendered and not withdrawn prior to the expiration of the Acceptance Period (the "Minimum Condition").[9]

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8 All references in this letter to the "regulatory conditions" or the "regulatory conditions to the Offer" and similar phrases refer to receipt of the Regulatory Approvals.

9 BaFin (as defined below) has requested that the Minimum Condition refer to an exact number of Ordinary Shares. The stated number of Ordinary Shares represents 75% of the outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, excluding an assumed number of treasury shares based upon the number of treasury shares as of April 11, 2006 reduced by the number of shares necessary to settle in-the-money exercisable options.

Under Section 16 (1) 1 of the German Takeover Code, the Acceptance Period cannot exceed 10 weeks, subject to certain limited exceptions in the case of (a) a change of the terms of the Offer within two weeks prior to the expiration of the Acceptance Period, in which case the offering period will be extended by two weeks pursuant to Section 21 (5) of the German Takeover Code, or (b) a competing offer being made within the Acceptance Period with an offering period that expires after expiration of the Acceptance Period, in which case the Acceptance Period will be prolonged until the expiration of the initial offering period of the competing offer pursuant to Section 22 (2) of the German Takeover Code. Accordingly, German law contemplates, and in some cases may require, that the Acceptance Period expire prior to satisfaction of all conditions precedent to the Offer. In that circumstance, German law would permit the Offeror to delay payment for tendered Shares until receipt of all required Regulatory Approvals, at which point payment for the Shares tendered in the Offer would be made promptly, but no earlier than four German banking days and no later than eight German banking days, following expiration of the Acceptance Period and satisfaction of the conditions precedent to the Offer.[10] If all required Regulatory Approvals are not received by October 31, 2006 (the "Termination Date"), the Offer will be terminated and the Offeror will promptly return all previously tendered Shares.

As we have discussed with the Staff, the HSR Act waiting period for cash tender offers is 15 days, in contrast to the 30-day waiting period applicable to a merger. Because the Federal Trade Commission (the "FTC") has discretionary authority to request additional information in connection with its review of the Offer, U.S. antitrust counsel to the Bayer Entities cannot be certain that Bayer will not receive a second request in the United States under the HSR Act, which would provide the FTC with additional time to review the Offer, although they are hopeful that this will not occur. Accordingly, while it is possible that the settlement of the Offer could be delayed, Bayer does not currently believe that it would require the entire period until the Termination Date in order to satisfy regulatory requirements.

Tender Mechanics for Ordinary Shares

Holders of Ordinary Shares in book-entry form within the Clearstream System (including such holders in the United States) will be able to accept the Offer by delivering a declaration of acceptance to the custodian credit institution or financial services institution (a "Custodian Institution") that holds their Ordinary Shares. The Custodian Institutions that hold the Ordinary Shares for which acceptances of the Offer have been received will effect book-entry transfers in order to hold the tendered Ordinary Shares under a separate designated securities identification number for tendered Ordinary Shares within the Clearstream System until the expiration of the Offer.

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10 As a technical matter, under German law, the Offeror does not "accept" tendered Shares for payment. Instead, the contract of purchase and sale created when a holder of Ordinary Shares, including Ordinary Shares represented by ADSs, tenders its Shares becomes binding, and the Offeror becomes obligated to pay for such Shares, when the last of the conditions to the Offer is satisfied.

Tender Mechanics for U.S. Holders of Ordinary Shares, including Ordinary Shares represented by ADSs

The Offeror will appoint The Bank of New York to act as exchange agent (the "U.S. Exchange Agent") to receive tenders of Ordinary Shares represented by ADSs pursuant to the Offer. In this regard, it is currently expected that the U.S. Exchange Agent will, among other things: (i) establish a book-entry account with DTC for the purpose of acceptances of the Offer in respect of Ordinary Shares represented by ADSs tendered by book-entry delivery; (ii) following the expiration of the Acceptance Period, deliver the tendered ADSs to JP Morgan Chase Bank, the depositary bank that administers Schering's ADS program, for cancellation of the ADSs and delivery of the underlying Ordinary Shares to the U.S. Exchange Agent's custodian bank in Germany; (iii) following the expiration of Acceptance Period, cause its German custodian to effect book-entry transfers in order to hold the tendered Ordinary Shares under a separate designated securities identification number for tendered Ordinary Shares within the Clearstream System; (iv) examine the documents required to be delivered to effect a valid acceptance of the Offer; (v) answer procedural questions from holders of ADSs with respect to the Offer; (vi) deliver the U.S. Offer Materials upon request of any holder of ADSs; (vii) upon the request of the Offeror, from time to time, report the number of ADSs for which valid acceptances have been received and not withdrawn and the number of ADSs which have been so withdrawn; and (viii) perform any other related record-keeping tasks associated with the acceptances of the Offer by holders of ADSs. Holders of ADSs will be required to deliver the appropriate documentation, which will be specified in the U.S. Offer Materials, to the U.S. Exchange Agent in order to validly accept the Offer, and any irregularities in acceptances of the Offer by holders of ADSs may only be waived with the consent of the Offeror.

In addition, U.S.-resident holders of Ordinary Shares in book-entry form within the Clearstream System will be able to accept the Offer by delivering a declaration of acceptance to the U.S. Exchange Agent. The U.S. Exchange Agent will then effect book-entry transfers in order to hold the tendered Ordinary Shares under a separate designated securities identification number for tendered Ordinary Shares within the Clearstream following the expiration of the Acceptance Period. U.S.-resident holders of Ordinary Shares will also be entitled to accept the Offer by delivering a declaration of acceptance to the Custodian Institution that holds their Ordinary Shares. The only differences between the two means of delivery available to U.S.-resident holders of Ordinary Shares are (i) if a U.S.-resident tenders through the U.S. Exchange Agent, the U.S. Exchange Agent has informed us that such holder will not be able to trade its Ordinary Shares on the "as tendered" market described below and (ii) the U.S. Exchange Agent will, at the U.S.-resident holder's election, either deliver the offer price in Euros or, convert the offer price from Euros into dollars.

"As Tendered" Trading Market

It is common market practice in German offers for tendered shares to trade on an "as tendered" basis on the Frankfurt Stock Exchange. Ordinary Shares tendered during the initial offering period will be eligible for trading on an "as tendered" basis from the second trading day following the commencement of the Offer until (i) the expiration of the Acceptance Period if all conditions to the offer have been satisfied or, if permissible, waived during the Acceptance Period, or (ii) the third trading day following the satisfaction of all conditions to the Offer if such conditions have not been satisfied prior to the expiration of the Acceptance Period. Ordinary Shares tendered during the Additional Acceptance Period will not be eligible for trading on an "as tendered" basis during the Additional Acceptance Period but will be incorporated into the list of, and will trade with, Ordinary Shares tendered during the Acceptance Period no later than five German trading days after the expiration of the Additional Acceptance Period. We understand that trading liquidity in tendered shares is difficult to predict and may depend on a number of factors, including the level of acceptances and the market's assessment of the likelihood that the Offer will ultimately close and the timing of such closing.

We have been advised by the U.S. Exchange Agent that it is not feasible for holders of ADSs (including the Ordinary Shares represented thereby) or holders of Ordinary Shares who tender through the U.S. Exchange Agent to have the ability to trade ADSs or such Ordinary Shares on an "as tendered" basis.[11] However, holders of Ordinary Shares in the United States

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[11] With respect to ADSs, the U.S. Exchange Agent has advised us that:

- There is no market practice or process for any as tendered trading market in the U.S. In fact, while it may be technically possible to establish an as tendered trading line for trading of tendered ADSs, standard U.S. market convention and practice call for the segregation of tendered securities to, in part, prevent their change of ownership after tendering and that introducing a contrary process, without assurance of proper controls being in place and tested, creates risk of confusion among investors as well as significant issues as to the U.S. Exchange Agent's ability to proof and control tendered securities.
- In order to allow for orderly and prompt processing of withdrawal rights, it will not cancel the ADSs in exchange for underlying Ordinary Shares until the expiration of the Offer.
- Because the vast majority of tenders of ADSs will be made through the DTC system, which records the identity of the tendering party, the U.S. Exchange Agent must treat the DTC system as a single tendering party, thereby making it impossible for the U.S. Exchange Agent to match payments with DTC's original tender records if the identity of the tendering party were to change as a result of "as tendered" trading.

With respect to Ordinary Shares, we have been advised by the U.S. Exchange Agent that:

have the ability to tender such shares in Germany, in which case they would have the ability to trade Ordinary Shares on an "as tendered" basis. Similarly, holders of ADSs have the right, pursuant to the terms of the ADSs to withdraw the underlying Ordinary Shares and tender such Ordinary Shares in Germany.

Extension of the Offer

Under Section 21 (5) of the German Takeover Code, a change to the terms of the Offer (e.g., an increase of the offer consideration, offer of additional consideration, reduction of the Minimum Condition, and waiver of conditions to the Offer) occurring during the last two weeks of the Acceptance Period would require that the Acceptance Period remain open for an additional period of exactly two calendar weeks from the end of the Acceptance Period. If such a material change occurs and the Acceptance Period is extended, commencement of the subsequent offering period will be delayed accordingly.

Settlement

Section 23 (1) No. 2 of the German Takeover Code requires the announcement of exact and final results of an offer following the expiration of the Acceptance Period, and, with respect to the Minimum Condition, the determination of such final results dictates whether the offer is successful or not. Under German practice, this determination cannot be made until the second or third German banking day following the expiration of the Acceptance Period. This is because Ordinary Shares may be traded and tendered on the last day of the Acceptance Period, and the book-entry transfer of such Ordinary Shares into the appropriate securities identification number for tendered Ordinary Shares within the Clearstream System can only be effected at or following settlement of the trade, which typically occurs on T+2. While the same gap between tender and settlement occurs in the U.S. markets, it is addressed by the use of notices of guaranteed delivery, a procedure not used in the German markets. The German Takeover Code provides that the Offeror must then prepare and publish the final, official results of the Offer in a qualifying newspaper, which takes approximately another two German banking days, depending on the applicable newspaper's publication deadlines. Settlement for shares tendered typically occurs within one to three German banking days thereafter.

- It will commingle the delivery of all Ordinary Shares to an omnibus account in Germany, while maintaining records of who tendered at the beneficial level in New York.
- In order for tendering shareholders to be able to trade on an as tendered basis, the tendering holder would have to instruct the Exchange Agent to deliver shares in Germany, likely versus payment for a trade. However, the U.S. Exchange Agent does not have agreements with tendering shareholders to provide such services and is not willing to offer such services.

Additional Acceptance Period

Section 16 (2) of the German Takeover Code requires that, following a successful offer, the Offeror must provide a two-week Additional Acceptance Period during which holders may tender their Shares for the same consideration offered in the Acceptance Period. This may begin only after the Offeror publishes the final, official results of the Offer. Therefore, the Additional Acceptance Period typically begins the day after the fourth or fifth German banking day following the expiration of the Acceptance Period.

German practice also provides for a single settlement for all shares tendered during the Additional Acceptance Period, which, as with the Acceptance Period, typically occurs four to eight German banking days following the expiration of the Additional Acceptance Period. This is due to the logistical requirements of the tender procedures described above. The Offeror's financial advisors are not aware of any instance in German practice in which daily or periodic settlement has been made during an Additional Acceptance Period.

Withdrawal Rights

Although the German Takeover Code does not require a bidder to provide shareholders with withdrawal rights, we have been advised by the *Bundesanstalt für Finanzdienstleistungsaufsicht* (the German Federal Financial Supervisory Authority or "BaFin") that, under the German Takeover Code, BaFin will not allow the Offeror to extend withdrawal rights to U.S. holders of Ordinary Shares, including Ordinary Shares represented by ADSs, if such withdrawal rights are not also made available to all holders of Ordinary Shares. Further, based on advice from BaFin, we believe that, under German "equal treatment" principles, BaFin will not allow the Offeror to exclude holders of Ordinary Shares represented by ADSs or U.S. holders of Ordinary Shares from participating in the Offer. Thus, the Offeror intends to extend withdrawal rights to all holders of Ordinary Shares, including Ordinary Shares represented by ADSs, in accordance with Section 14(d)(5) and Rule 14d-7, subject to the relief requested herein.

Discussion and Requests for Exemptive Relief

Section 14(d)(5) and Rule 14d-7: Post-Expiration Conditions, Withdrawal Rights and Payment of the Offer Price

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original offer. Rule 14d-7 requires that "any person who has deposited securities pursuant to a tender offer has the right to withdraw those securities during the period such offer, request or invitation remains open."

Subject to certain exceptions relating to receipt of regulatory consents, we understand that the Staff has taken the position that a tender offer must become unconditional not later than its expiration date and that all conditions to the offer must be satisfied or waived and the offer must be declared wholly unconditional before a bidder can terminate the withdrawal rights of tendering security holders. We also understand the Staff's position that an offer that remains subject to a post-expiration condition might be deemed to "remain open" and therefore that security holders could be entitled to withdrawal rights under Rule 14d-7. See, e.g., *Manual of Publicly Available Telephone Interpretations, Third Supplement, II. Cross-Border Release, A. Tier II, Question 1* (SEC Division of Corporation Finance, July 2001).

As described above, the Acceptance Period may not exceed 10 weeks under German law, subject to certain limited exceptions. Taking into account the competitive bidding situation for Schering and the prior announcement of the Merck Offer, the Bayer Entities have determined that their ability to successfully complete an acquisition of Schering requires that the Bayer Entities provide as short an Acceptance Period as possible. Specifically, the Bayer Entities are concerned that continued uncertainty relating to the outcome of the Offer will damage Schering's businesses and hamper their ability to integrate the two businesses.

Accordingly, as we have discussed with the Staff, the Offeror intends to provide a seven week Acceptance Period.[12] This period was selected by adding one week to the anticipated time the Bayer entities expect will be required to complete Phase I competition law review in the European Union (and similar review under the HSR Act), without taking into account any Phase II review (or second request). Because the Bayer Entities believe that there is more than a reasonable likelihood that the Regulatory Approvals will be obtained in this time period, they also believe that lengthening the Acceptance Period would be more likely than not to delay the receipt of the Offer consideration by Schering Shareholders beyond the time such consideration would otherwise be able to be paid.

As we have discussed with the Staff, the HSR Act waiting period for cash tender offers is 15 days, in contrast to the 30-day waiting period applicable to a merger. Because the FTC has discretionary authority to request additional information in connection with its review of the Offer, U.S. antitrust counsel to the Bayer Entities cannot be certain that Bayer will not receive a second request in the United States under the HSR Act, which would provide the FTC with additional time to review the Offer, although they are hopeful that this will not occur. In this circumstance, German law would permit the Offeror to delay payment for tendered Shares until receipt of all Regulatory Approvals, at which point payment for Shares, including those represented by ADSs, tendered in the Offer would be made promptly, but no earlier than four German banking days and no later than eight German banking days, following expiration of the Acceptance Period <u>and</u> satisfaction of the conditions precedent to the Offer.

For the reasons discussed below, we believe that the application of Section 14(d)(5) of the Exchange Act and Rule 14d-7 in the context of the Offer will result in significant risk to

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[12] Of 175 tender offers for German subject companies we have identified since the adoption of the German Takeover Code in January 2002, 108 provided for an in initial offering period of 5 weeks or less, 28 provided for an initial offering period of more than 5 weeks and up to 6 weeks, 13 provided for an initial offering period of more than 6 weeks and up to 7 weeks, 10 provided for an initial offering period of more than 7 weeks and up to 8 weeks, 5 provided for an initial offering period of more than 8 weeks and up to 9 weeks and 11 provided for an initial offering period of more than 9 weeks and up to 10 weeks. The minimum period of 4 weeks was chosen 26 times, while the maximum period of 10 weeks was chosen 6 times.

Bayer that it would not otherwise be required to take under German law and cause substantial harm to the Offer rather than provide meaningful protection to holders of Shares and ADSs.

As noted above, we have been advised by the BaFin that, under the German Takeover Code, BaFin will not allow the Offeror to extend withdrawal rights to U.S. holders of Ordinary Shares, including Ordinary Shares represented by ADSs, during the period following the expiration of the Acceptance Period if such withdrawal rights are not also made available to all holders of Ordinary Shares. We have been further advised by BaFin that, to the extent there is a delay between the expiration of the Acceptance Period and the satisfaction of all required Regulatory Approvals, it will not permit the Offeror to condition its obligation to purchase Shares in the Offer on the satisfaction of the Minimum Condition at the time the regulatory conditions are satisfied. Further, based on advice from BaFin, we believe that, under German "equal treatment" principles, BaFin will not allow the Offeror to exclude holders of Ordinary Shares represented by ADSs or U.S. holders of Ordinary Shares from participating in the Offer.

As a result, if the Offeror is required to extend withdrawal rights to holders of Ordinary Shares, including Ordinary Shares represented by ADSs, in the United States pursuant to Section 14(d)(5) and Rule 14d-7 during the period between the expiration of the Acceptance Period and receipt of all Regulatory Approvals, it will be required to extend withdrawal rights to all holders of Ordinary Shares, including Ordinary Shares represented by ADSs. In that case, it is possible that holders of a sufficient number of Shares could withdraw their Shares after the expiration of the Acceptance Period so that the Minimum Condition would no longer be satisfied at the time of satisfaction of the regulatory conditions.

As we have discussed with the Staff, the primary purpose of the Minimum Condition is to assure that Bayer acquires a sufficient number of Shares so that the Offeror will be able to enter into a domination agreement with Schering (the "Domination Agreement"). The purpose of the Domination Agreement is to allow Bayer to give instructions to and direct the management of Schering (which would otherwise be prohibited under the German stock corporation law) and to integrate Schering into the fiscal structure of the Bayer group. In connection with the consummation of the Domination Agreement, the Offeror would be required to make a mandatory offer (the "Mandatory Offer") to acquire all of the remaining Ordinary Shares, including Ordinary Shares represented by ADSs, at an adequate price. Under German law, an adequate price is interpreted to be the higher of (a) a value determined in accordance with a discounted cash flow analysis and (b) the average trading price for the three-month period prior to the shareholders resolution approving the Domination Agreement. In addition, if the Bayer Entities acquire at least 95% of the Ordinary Shares, including Ordinary Shares represented by ADSs, then they may elect to "squeeze-out" the remaining Schering shareholders at an adequate price, which is interpreted as being the higher of (a) a value determined in accordance with a discounted cash flow analysis[13] and (b) the average trading price for the three month period prior

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13 Depending on the timing of these events, this valuation may differ from the valuation that occurs at the time of consummation of the Domination Agreement.

to the shareholders resolution approving the squeeze-out.[14]

In light of increasingly aggressive and sophisticated trading tactics by hedge funds in Europe and the United States, the benefits of requiring the Offeror to provide withdrawal rights in this circumstance do not outweigh the significant risk that the Offeror would be contractually required to purchase Shares in the Offer even though the Minimum Condition is no longer satisfied. If a sufficient number of shares were to be withdrawn, the Offeror would not be able to enter into the Domination Agreement with Schering, thereby depriving Bayer and the Schering shareholders of the economic benefits of the Offer (for which they will be paid a significant premium).[15]

We also note that, under these circumstances, Bayer would have no ability to increase the offer price other than in a subsequent tender offer, which would be subject to the same regulatory review, minimum acceptance period and other requirements applicable to the initial offer. As a result, even if Bayer acquired a significant portion of the Shares pursuant to the Offer, it would be significantly handicapped in its ability to achieve the purposes of the Offer – to satisfy the Minimum Condition so that the Offeror can enter into the Domination Agreement with Schering.

Further, the application of withdrawal rights following the expiration of the Acceptance Period might actually increase the likelihood that Schering shareholders would be treated disproportionately. Specifically, under German law, Bayer could wait one year and then make open market purchases of a sufficient number of additional Schering shares to enable it to conclude a Domination Agreement without offering any higher price paid in such purchases to shareholders who tendered in the initial offer. In addition, because the price to be paid in the Mandatory Offer is set as the higher of a statutorily determined price and the average trading price for the Schering shares for the three months prior to the shareholders resolution approving the Domination Agreement, the availability of withdrawal rights could be used to engage in complex trading strategies that might drive-up the average trading price and, therefore, the price to be paid in the Mandatory Offer (which is not required to be paid to shareholders who tendered in the initial offer). These issues are only further complicated by the presence of dual markets for the Shares (the "as tendered" market and the market for untendered shares).

Accordingly, we believe that not enforcing withdrawal rights after the expiration of the Acceptance Period will better ensure that all holders ultimately receive the same consideration for the sale of their Shares.

In light of the fact that Bayer and Schering are both German companies and that the Offer

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14 The Bayer Entities would not be required to pay any higher price in the Mandatory Offer or the squeeze-out to shareholders who tendered in the initial offer, even if they occur within the first year following the initial offer. These procedures will be described in the Offer Materials.

15 See also, "Hedge Funds Getting Fat on Mergers" (Amanda Cantrell, CNNMoney.com, March 21, 2006).

is primarily subject to the German Takeover Code, we respectfully request exemptive relief from the provisions of Section 14(d)(5) and Rule 14d-7 insofar as that section and rule would, in circumstances where the regulatory conditions to the Offer have not been satisfied, permit holders who tendered into the Offer to withdraw their Shares at any time which is both (a) after the expiration of the Acceptance Period and (b) prior to the satisfaction of the regulatory conditions to the Offer and payment for the Shares.[16]

The requested relief is consistent with the relief granted in *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999). While the offer for National Westminster would have been eligible for Tier I status, we believe that the *Royal Bank* letter illustrates that, in appropriate circumstances, such as those presented in this case, there is precedent for the requested relief. Specifically, as in *Royal Bank*, regulatory approval may not be obtained prior to expiration of the Acceptance Period under circumstances where there has been a competitive bidding process.[17]

In addition, as with *Royal Bank*, requiring withdrawal rights in our case will make it highly unlikely that the Offer can "succeed" – *i.e.*, that Bayer can be certain that if it commits to purchase the Shares at the end of the Acceptance Period it will be able to acquire enough Shares to enter into a Domination Agreement without the risk of withdrawal of Shares after the initial satisfaction of the Minimum Condition.

In *Axel Springer AG Offer for ProSiebenSat.1 Media AG*, the Staff confirmed that it would not recommend enforcement action under Rule 14e-1(c) if the bidder did not pay for tendered shares pending receipt of required regulatory approvals following expiration of the initial offering period. Since the bidder in *Axel Springer* had entered into a binding agreement to acquire a majority of the target stock and the offer was not subject to any minimum condition, the bidder was able to extend withdrawal rights to tendering shareholders during this period. In the current case, however, it is necessary to have the Offeror be able to delay payment for the Shares without providing withdrawal rights for the same purposes as AxelSpringer required relief from Rule 14e-1(c) – to enable the acquisition of the subject company in accordance with German law and practice. See also, *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File

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16 As discussed below, we are also requesting that, in the case the regulatory conditions to the Offer are not satisfied at the time of the expiration of the Acceptance Period, the Staff confirm it will not recommend enforcement action under Rule 14e-1(c), to permit the payment for Shares tendered in the Offer during the period following the satisfaction of such regulatory conditions.

17 Further, as discussed above, the ADSs represent only a very small fraction of the outstanding Schering Shares. The Ordinary Shares are not listed on any U.S. exchange or quoted on NASDAQ and, based on information obtained by Bayer's financial advisors with respect to the past year, only trade in very thin volumes (on average less than 500 Ordinary Shares a day, with periods of up to five weeks where no trades occur) on "Other OTC US" (known as the grey market). Accordingly, we believe it would be appropriate to assume that U.S. persons who have invested directly in the Ordinary Shares are highly sophisticated.

No. TP 99-205 (avail. Dec. 20, 1999) and *In the Matter of Central and South West Corporation and Houston Industries Inc.*, Release No. 34-36285 (September 27, 1995).

We recognize that not requiring withdrawal rights after the expiration of the Acceptance Period could have adverse effects on tendering holders. Specifically, if a competing bidder were to make a higher offer after the expiration of the Acceptance Period, holders who tendered their Shares would not be able to tender into the higher offer. However, Merck first announced its intention to make an offer to acquire Schering on March 13, 2006. In addition, there was speculation in the press regarding a possible takeover of Schering as early as August 2005.[18] Accordingly, by the expiration of the seven week Acceptance Period in the Offer, any party interested in considering a bid for Schering will have had more than the maximum 10-week initial offering period allowed under German law to make an offer for the Shares. Since withdrawal rights would not be required under German law, there is no reason to believe that a potential bidder would, absent the application of U.S. withdrawal rights, wait until the expiration of the Acceptance Period to commence a competing offer.

In addition, we acknowledge that in some situations involving acquisitions of German companies, non-tendering holders of ordinary shares have been able to extract additional consideration from the bidder in the mandatory offer that follows the consummation of a domination agreement or through appraisal proceedings under German law. The procedures for the Mandatory Offer and potential squeeze-out will be described in the Offer Materials. At this time, the Bayer Entities have no intention of paying any additional consideration and we acknowledge that, depending on the facts and circumstances, additional relief may be required under Rule 14d-10 if they desired to do so.

We also recognize that holders of ADSs who tender into the Offer and U.S.-resident holders of Ordinary Shares who tender through the U.S. Exchange Agent would not be able to trade in the as-tendered market and might not have liquidity for a period through as late as the Termination Date if withdrawal rights are not required after the expiration of the Acceptance Period. However, this is a factor that will be fully disclosed in the Offer Materials and one that holders can evaluate when determining whether or not to tender in the Offer and, if so, when to tender. Furthermore, U.S.-resident holders of Ordinary Shares will have the ability to tender through their Custodian Institution instead of through the U.S. Exchange Agent, in which case they would be able to trade their Ordinary Shares on the as-tendered market. Similarly, holders of ADSs have the ability to withdraw the Ordinary Shares underlying their ADSs and tender directly into the Offer.

We believe that it is appropriate under these facts and circumstances for the Staff to grant a longer period of exemptive relief because of the potential detriments to U.S.-resident holders of Ordinary Shares and holders of ADSs. If the Staff determines not to grant such relief for the full period extending through the Termination Date, we respectfully request the Staff to grant such relief for a period of 21 calendar days following the expiration of the Acceptance Period, with the understanding that, if it appears the regulatory conditions will not be satisfied at such time, the Staff will consider a request for further relief based on the facts and circumstances at such

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18 See, "Schering rises on market talk of Novartis bid" (Reuters, August 11, 2005).

time.

As we have also discussed with the Staff, due to the German tender procedures described above, the Offeror will not know for approximately two to three German banking days following the expiration of the Acceptance Period whether the Minimum Condition has been satisfied and, therefore, whether it will pay for tendered Ordinary Shares, including those represented by ADSs. The Offeror is bound by the results of that determination and, except with respect to the satisfaction of conditions relating to receipt of the Regulatory Approvals as discussed above, has no opportunity to rely on the failure of any other condition during the period the Offeror is determining whether the Minimum Condition has been satisfied. Permitting withdrawals during the period while the results of the Offer are being determined could render satisfaction of the Minimum Condition illusory. Accordingly, in the event the regulatory conditions to the Offer have been satisfied or waived prior to the expiration of the Acceptance Period (or are satisfied during the first eight German banking days after the expiration of the Acceptance Period) we request exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act and Rule 14d-7 insofar as that section and rule would permit holders who tendered into the Offer to withdraw their Shares at any time during the period following expiration of the Acceptance Period and prior to the date on which the Offeror is able to determine if the Minimum Condition has been satisfied and the Offeror becomes obligated to pay for, and pays for, tendered Shares. As we have discussed with the Staff, this period is expected to be no more than eight German banking days following (a) the expiration of the Acceptance Period, in the event the regulatory conditions are satisfied or waived prior to the expiration of the Acceptance Period or (b) the announcement of the satisfaction of the regulatory conditions to the Offer, in the event the regulatory conditions are satisfied during the first eight German banking days following the expiration of the Acceptance Period.[19]

In addition, if the regulatory conditions to the Offer have not been satisfied or waived prior to the expiration of the 21st calendar day following the expiration of the Acceptance Period, we request exemptive relief from the provisions of Section 14(d)(5) and Rule 14d-7 during the period (expected to be no more than eight German banking days) following the satisfaction of such regulatory conditions prior to payment for tendered Shares in order to allow the Bayer Entities to comply with the procedural requirements of German law and practice. In light of the combination of the uncommon nature of the relief requested above and the fact that German practice does not permit the Offeror to commence the payment process before the announcement of the satisfaction of the final condition to the Offer, the Offeror will undertake to make this period of time as short as possible (and in no event more than eight German banking days).

We believe this requested relief is contemplated by or consistent with the exemptive relief granted in connection with other tender offers similarly structured. See, e.g., *Gas Natural*

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19 To the extent the regulatory conditions are satisfied after the expiration of the Acceptance Period but before the expiration of the Additional Acceptance Period, Shares tendered during the Additional Acceptance Period would be paid for as described below under "Rule 14e-1(c) and Rules 14d-11(c) and (e): Payment of Offer Price and Subsequent Offering Period."

SDG, S.A.'s exchange offer for Endesa, S.A., File No. TP 06-38 (avail. Mar. 6, 2006); *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004); *Offer by Alcan, Inc. for Common Shares, ADRs, Bonus Allocation Rights and OCEANEs of Pechiney*, File Nos. 5-52225, 03-114 (avail. Oct. 8, 2003); and *Offer by Sanofi-Synthelabo for Ordinary Shares and ADRs of Aventis*, File No. TP 04-30 (avail. June 10, 2004).

Rule 14e-1(c) and Rules 14d-11(c) and (e): Payment of Offer Price and Subsequent Offering Period

Rule 14e-1(c) under the Exchange Act prohibits a person making a tender offer from failing to pay the consideration offered or to return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of such offer. Rule 14d-11 provides that a bidder in a tender offer may elect to provide a subsequent offering period if, among other things, the bidder immediately accepts and promptly pays for all securities tendered during the initial offering period and the bidder immediately accepts and promptly pays for all securities as they are tendered during the subsequent offering period.

In accordance with German practice, payment for Shares tendered during the Acceptance Period will, except as described below, be made approximately four to eight German banking days following expiration of the Acceptance Period. As we have discussed with the Staff, the HSR Act waiting period for cash tender offers is 15 days, in contrast to the 30-day waiting period applicable to a merger. Because the FTC has discretionary authority to request additional information in connection with its review of the Offer, U.S. antitrust counsel to the Bayer Entities cannot be certain that Bayer will not receive a second request in the United States under the HSR Act, which would provide the FTC with additional time to review the Offer, although they are hopeful that this will not occur. In that circumstance, the Offeror would not be obligated to pay for tendered Shares until the receipt of the Regulatory Approvals, at which point payment for the Shares tendered in the Offer would be made promptly, but no earlier than four German banking days and no later than eight German banking days, following expiration of the Acceptance Period and satisfaction of the regulatory conditions to the Offer. If at the end of the Acceptance Period it is determined that any Offer conditions, other than satisfaction of the regulatory conditions as discussed above, has not been satisfied or waived by the Offeror, and the Offer is therefore terminated without the payment by the Offeror for any Shares, all tendered Shares would be returned without undue delay.

Given these facts, we are requesting relief on two levels.

First, we request (i) that the Staff confirm it will not recommend enforcement action under Rule 14e-1(c) if Shares tendered during the Acceptance Period are not paid for until four to eight German banking days after the expiration of the Acceptance Period (or returned without undue delay) and (ii) in the event that the regulatory conditions to the Offer are not satisfied or waived at the time of the expiration of the Acceptance Period, that the Staff confirm it will not recommend enforcement action under Rule 14e-1(c) to permit the Offeror to wait until the expiration of the four to eight German banking day period after the satisfaction of such regulatory conditions to pay for any Shares tendered in the Offer; provided that the Offeror would return such Shares without undue delay in the event such regulatory conditions are not ultimately satisfied.[20]

In accordance with German practice, payment for Shares tendered during the Additional Acceptance Period will, except as described below, be made approximately four to eight German banking days after termination of the two week Additional Acceptance Period described above. To the extent that the regulatory conditions to the Offer have not been satisfied during the Acceptance Period (or previously waived), the Offeror will pay for Shares tendered during the Additional Acceptance Period after the expiration of the four to eight German banking day period after the satisfaction of such regulatory conditions; provided that the Offeror would return any such Shares without undue delay in the event such regulatory conditions are not satisfied.

Second, we are also requesting exemptive relief from Rule 14d-11(c) and (e) to permit the payment for, or return of, Shares tendered during the Offer in the manner described above, and further requesting that the Staff confirm that it will not recommend enforcement action to the Commission under Rule 14e-1(c) to permit payment for, or return of, Shares in the manner described above.[21]

In *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (avail. Sept. 12, 2005), the Staff confirmed that it would not recommend enforcement action under Rule 14e-1(c) if the bidder did not pay for tendered shares pending receipt of required regulatory approvals following expiration of the initial offering period. Also see *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File No. TP 99-205 (avail. Dec. 20, 1999); *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999); and *In the Matter of Central and South West Corporation and Houston Industries Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Norweb plc*, Release No. 34-36285, International Release No. 861 (avail. Sept. 27, 1995).

In addition, the Commission has generally looked to the clearance and payment practices as well as the securities laws of the subject company's home country in determining whether the consideration in a tender offer was paid promptly. We believe the relief requested is contemplated by or consistent with *Axel Springer* and other exemptive relieve granted by the Staff and with the Cross-Border Release. See *Offer by BCP Crystal Acquisition GmbH & Co., et*

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20 Without the relief requested in clause (ii) of this paragraph, the Bayer Entities will not be able to comply with the procedural requirements of German law and practice with respect to payment for tendered Shares. Accordingly, our request for the relief described in clause (ii) is not related to whether the Staff grants the relief requested under "Section 14(d)(5) and Rule 14d-7: Post-Expiration Conditions, Withdrawal Rights and Payment of the Offer Price" above.

21 Without the relief requested in this paragraph, the Bayer Entities will not be able to comply with the procedural requirements of German law and practice with respect to payment for tendered Shares. Accordingly, our request for the relief described in this paragraph is not related to whether the Staff grants the relief requested under "Section 14(d)(5) and Rule 14d-7: Post-Expiration Conditions, Withdrawal Rights and Payment of the Offer Price" above.

al for Celanese AG, File No. 5-57467 (avail. Feb. 3, 2004); *Rhône-Poulenc S.A.*, File No. TP 93-89 (avail. July 8, 1993); *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File No. TP 99-205 (avail. Dec. 20, 1999); and *Offer by Sanofi-Synthelabo for Ordinary Shares and ADRs of Aventis*, File No. TP 04-30 (avail. June 10, 2004); *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999).

Rule 14d-11(d): Commencement of Additional Acceptance Period

Rule 14d-11(d) under the Exchange Act provides that a bidder may provide a subsequent offering period if, among other things, the bidder "announces the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. Eastern time on the next U.S. business day after the expiration date of the initial offering period and immediately begins the subsequent offering period." Pursuant to U.S. practice, an approximate, rather than a final, number is announced, which number includes shares subject to guaranteed delivery procedures.

As described above, however, the applicable German requirement relating to the commencement of the Additional Acceptance Period requires the publication of exact and final results. For this reason, German practice is to allow two to three German banking days following the expiration of the Acceptance Period in order to effect the book-entry transfers necessary for that determination. Preparation for publication of those results typically occurs on the third or fourth German banking day following the expiration of the initial offering period, and publication itself typically occurs on the following banking day (i.e., the fourth or fifth German banking day following expiration). The Additional Acceptance Period would then commence on the day following publication.

We therefore request exemptive relief from Rule 14d-11(d) to permit, in accordance with German law and practice, the commencement of the Additional Acceptance Period on the day following the publication of the final results of the Offer (expected to be the day after the fourth or fifth German banking day following the closing of the initial offering period). In a similar situation, the Commission has granted such an exemption. See, e.g., *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004).

Rule 14e-1(b) and Rule 14d-4(d)(2)(ii): Extension of the Offer Upon Certain Changes

Rule 14e-1(b) under the Exchange Act prohibits an offeror from increasing or decreasing the percentage of the class of securities being sought or the consideration offered or the dealer's soliciting fee to be given in a tender offer unless the tender offer remains open for at least ten U.S. business days from the date that notice of such change is first published or sent or given to security holders. Rule 14d-4(d)(2)(ii) under the Exchange Act requires that, in the event an offeror changes the offer price or makes a similarly significant change to the terms of the offer, the offeror must extend the tender offer by ten U.S. business days and disseminate the material change to the target shareholders. In Release No. 33-7760, the Commission stated that it believed these time periods represent general guidelines that should be applied uniformly to all tender offers.

Under German law, a similar material change occurring during the last two weeks of the Acceptance Period would require that the Acceptance Period remain open for an additional two calendar weeks from the end of the Acceptance Period. The applicable German law requires an extension of exactly two weeks. In the event that such a change were to occur during the last few days of the Acceptance Period, and the resulting two-week extension occurred over a period that included U.S. federal holidays, Rule 14e-1(b) and compliance with the Commission's position regarding the applicability of Rule 14d-4(d)(2)(ii) would require a longer extension than that permitted by German law. Accordingly, we hereby request that the Staff confirm that it will not recommend enforcement action under Rule 14d-4(d)(2)(ii) or Rule 14e-1(b) if in such circumstances the Offeror keeps the Acceptance Period open for an additional period of two calendar weeks in accordance with German law.

In a similar situation, the Commission has found it appropriate to grant such relief. See, e.g., *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004).

Rule 14e-1(d): Announcement of Extensions of the Offer

Rule 14e-1(d), among other things, prohibits a bidder making a cash tender offer from extending the length of the offer without issuing a notice of such extension by press release or other public announcement, which notice must include disclosure of the approximate number of securities deposited to date and has to be issued no later than the earlier of (i) 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer or (ii) if the class of securities which is the subject of the tender offer is registered on one or more national securities exchanges, the first opening of any one of such exchanges on the next business day after the scheduled expiration date of the offer.

At the time of the expiration of the Acceptance Period, the Offeror will not be in a position to determine the approximate number of Shares deposited in the Offer. As noted above, this determination cannot be made until the second or third German banking day following the expiration of the Acceptance Period as Ordinary Shares may be traded and tendered on the last day of the Acceptance Period, and the book-entry transfer of such Ordinary Shares into the appropriate securities identification number for tendered Ordinary Shares within the Clearstream System can only be effected within two or three banking days. While the same gap between tender and settlement occurs in the U.S. markets, it is addressed by the use of notices of guaranteed delivery, a procedure not used in the German markets. The German Takeover Code also provides that the Offeror must prepare and publish the final, official results of the tender offer in a qualifying newspaper, which takes approximately another two German banking days, depending on the applicable newspaper's publication deadlines.

In light of the requirements of German law, we do not believe that delay in announcing the results of the Offer in connection with an extension of the initial offering period in order to comply with German law constitutes a fraudulent, deceptive or manipulative act or practice. If the Tier II Relief was available, notice of extensions made in accordance with German law and practice would be deemed to satisfy the requirements of Rule 14e-1(d). In the Offer, notice of extension would be made in accordance with the law and practice of Germany, the home jurisdiction of Schering.

Prior to the adoption of Rule 14d-1(d), the Commission provided relief from the notice requirements of Rule 14e-1(d) and confirmed that an announcement of amendment and extensions to an offer in accordance with the law and practice of the subject company's home jurisdiction would satisfy the requirements of Rule 14e-1(d). See, e.g., *Vodafone Airtouch Plc Offer for Mannesmann Aktiengesellschaft*, File No. TP 00-29 (avail. Dec. 22, 1999); and *Proposed Exchange Offer by Crown Cork & Seal Company, Inc. for CarnaudMetalbox,* File No. TP 95-301 (avail. Dec. 20, 1995).

Subsequent to the adoption of Rule 14d-1(d), the Commission has also provided relief from the requirements of Rule 14e-1(d) in a number of transactions that did not satisfy the requirements for the Tier II Relief. See, e.g., *Offer by Alcan, Inc. for Common Shares, ADRs, Bonus Allocation Rights and OCEANEs of Pechiney*, File Nos. 5-52225, 03-114 (avail. Oct. 8, 2003); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADRs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (avail. Sept. 12, 2002); and *Proposed Exchange Offer by Technip, S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (avail. Aug. 30, 2001).

On behalf of the Offeror, we hereby request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(d) under the Exchange Act if the Offeror extends the Acceptance Period in accordance with German law and practice notwithstanding that the Tier II Relief may not be available.

Requested Relief

Based on the foregoing, we respectfully request that the Staff grant exemptive relief to the Bayer Entities from the provisions of Section 14(d)(5) of the Exchange Act and the provisions of Rule 14d-7 and Rules 14d-11(c), (d) and (e) under the Exchange Act, and confirm that it will not recommend any enforcement action against any of the Bayer Entities under Rule 14d-4(d)(2)(ii) or Rules 14e-1(b), (c) or (d) under the Exchange Act if the Offer is conducted as described in this letter.

We believe the relief requested herein is consistent with that granted by the Commission in similar situations in the past and also believe that the relief requested in this letter is consistent with the Commission's guidance set forth in the Cross-Border Release.

If you require any further information, please contact the undersigned at (202) 637-2242 or John Sorkin at (212) 906-1656.

Sincerely,



John J. Huber
of LATHAM & WATKINS LLP

cc: Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance

James A. Brigagliano, Esq.
Acting Associate Director, Division of Market Regulation

Bradley D. Owens, Esq.
Office of Trading Practices
Division of Market Regulation



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Act Exchange Act of 1934
Section
Rule 14e-1(c); 14e-1(b); 14d-4(d)(2)(i)
Public Availability April 28, 2006

April 28, 2006

Via Facsimile (202) 637-2201 and U.S. Mail

John J. Huber
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 2004-1304

Re: Offer by the Bayer Entities for all ordinary shares of Schering AG
SEC File No. 5-59757

Dear Mr. Huber:

We are responding to your letter dated April 12, 2006 addressed to Mauri L. Osheroff, Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your April 12, 2006 correspondence.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission ("Commission") hereby grants an exemption from the following provisions:

- Section 14(d)(5) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14d-7 thereunder. The exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7 permits the Bayer Entities to terminate withdrawal rights at the expiration of the Acceptance Period if all conditions to the Offer, other than the Minimum Condition, have been satisfied or waived, during a period of no more than eight German banking days to permit the determination of whether the Minimum Condition has been met and for the payment for tendered Shares in accordance with the procedural requirements of German law and practice. In addition, the exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7 permits the Bayer Entities to terminate withdrawal rights at the expiration of the Acceptance Period, if all conditions to the Offer, other than the Minimum Condition and the Regulatory Approvals, have been satisfied or waived, until the earlier of (i) the receipt or waiver of the Regulatory Approvals, the determination of whether the

Minimum Condition has been met and a period of no more than eight German banking days after the receipt or waiver of the Regulatory Approvals to permit the payment for tendered Shares in accordance with the procedural requirements of German law and practice or (ii) 21 calendar days from the date of the expiration of the Acceptance Period. The exemption from Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder also permits the Bayer Entities, once all the conditions to the offer, including the receipt or waiver of the Regulatory Approvals, have been satisfied or waived, to terminate withdrawal rights during a period of no more than eight German banking days to permit the payment for tendered Shares in accordance with the procedural requirements of German law and practice.

- Rules 14d-11(c) and (e) under the Exchange Act. The exemption from Rules 14d-11(c) and (e) permits the Bayer Entities to pay for or return Shares tendered in the Acceptance Period and to commence the Additional Acceptance Period, as described in your letter, in accordance with German law and practice.

- Rule 14d-11(d) under the Exchange Act. The exemption from Rule 14d-11(d) permits the Bayer Entities, in accordance with German law and practice, to commence the Additional Acceptance Period on the day after the publication of the final results of the Offer (expected to be a day no later than the fifth German banking day following the close of the Acceptance Period).

Based on the representations in your letter dated April 12, 2006, but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend enforcement action pursuant to the following rules:

- Rule 14e-1(c) under the Exchange Act. This no-action position pursuant to Rule 14e-1(c) is taken to allow Shares tendered during the Acceptance Period or the Additional Acceptance Period to be paid no later than eight German banking days after the expiration of the Acceptance Period or Additional Acceptance Period, respectively. In addition, this no-action position pursuant to Rule 14e-1(c) allows the Bayer Entities to pay for any shares tendered in the Offer within eight German banking days after the receipt or waiver of the Regulatory Approvals if the Regulatory Approvals have not been received or waived by the expiration of the Acceptance Period. We note that the Bayer Entities would return any tendered Shares promptly if the Regulatory Approvals were not received or waived within the periods outlined in your letter.

- Rule 14e-1(b) and Rule 14d-4(d)(2)(ii) under the Exchange Act. These no-action positions pursuant to Rule 14e-1(b) and Rule 14d-4(d)(2)(ii) are taken to allow the Bayer Entities to extend the Offer for a period of two weeks (as opposed to 10 business days), as required by German law, if a material change occurs in the terms of the Offer in the last two weeks of the Acceptance Period.

- Rule 14e-1(d) under the Exchange Act. This no-action position pursuant to Rule 14e-1(d) is taken to allow the Bayer Entities to announce an extension of the Offer in accordance with German law and practice.

The foregoing exemptions and no-action positions are based solely on the representations and the facts presented in your letter dated April 12, 2006, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws (subject to the relief we understand you have received from the Division of Market Regulation in connection with this transaction). The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,



Mauri L. Osheroff
Associate Director
Division of Corporation Finance

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM&WATKINS LLP

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April 12, 2006

VIA EMAIL AND FACSIMILE

Mauri L. Osheroff, Esq.
Associate Director, Office of Regulatory Policy
Division of Corporation Finance

Brian V. Breheny, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Christina E. Chalk, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

We are writing on behalf of our clients, Bayer Aktiengesellschaft, a German stock corporation ("Bayer"), and Dritte BV GmbH, (the "Offeror" and, together with Bayer, the "Bayer Entities").

On March 23, 2006 (the "Announcement Date"), the Offeror, a German limited liability company and a wholly-owned subsidiary of Bayer, announced its decision to commence a cash tender offer (the "Offer") for all outstanding ordinary shares with no par value (the "Ordinary Shares"), including all Ordinary Shares represented by American Depositary Shares (the "ADSs" and, together with the Ordinary Shares, the "Shares"), of Schering Aktiengesellschaft, a German stock corporation ("Schering"). The Offer is supported by the Schering Board of Management, which has stated its intention to approve the planned acquisition of Schering and to recommend acceptance of the Offer by Schering's stockholders after having assessed the offer documents.

LATHAM&WATKINS LLP

As previously discussed with the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we hereby request that the Staff grant exemptive relief to the Bayer Entities under Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14d-7 and Rules 14d-11(c), (d) and (e) under the Exchange Act. We further request the Staff to confirm that, based on the facts and circumstances described in this letter, it will not recommend any enforcement action to the Commission with respect to Rule 14d-4(d)(2)(ii) or Rules 14e-1(b), (c) or (d) under the Exchange Act if the Bayer Entities conduct the Offer as described in this letter.[1]

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1 We believe that the relief requested in this letter is consistent with the relief granted by the Commission in similar transactions. See, e.g., *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004); *Offer by Alcan, Inc. for Common Shares, ADRs, Bonus Allocation Rights and OCEANEs of Pechiney*, File Nos. 5-52225, TP 03-114 (avail. Oct. 8, 2003); *Proposed Tender Offer in the United States by Serono France Holding S.A. for Genset S.A.*, File No. TP 03-73 (avail. May 14, 2003); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADRs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (avail. Sept. 12, 2002); *Vodafone Airtouch Plc Offer for Mannesmann Aktiengesellschaft*, File No. TP 00-29 (avail. Dec. 22, 1999); *Autoliv, Inc.*, TP File No. 97-121 (avail. Apr. 21, 1997); *Proposed Exchange Offer by Crown Cork & Seal Company, Inc. for CarnaudMetalbox*, File No. TP 95-301 (avail. Dec. 20, 1995); *Pharmacia Aktiebolag; The Upjohn Company; Pharmacia & Upjohn, Inc.*, File No. TP 95-422 (avail. Sept. 29, 1995); *Rhône-Poulenc S.A.*, File No. TP 93-89 (avail. July 8, 1993); *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File No. TP 99-205 (avail. Dec. 20, 1999); *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999); and *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (avail. Sept. 12, 2005). We also believe that the relief requested in this letter is consistent with the Commission's guidance set forth in the Commission's release *Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings* Release Nos. 33-7759, 34-42054, 39-2378, International Series Release No. 1208 (Oct. 22, 1999) (the "Cross-Border Release"), *In the Matter of Incentive AB Offer to Purchase the Class B Shares and American Depositary Shares of Gambro AB*, Release No. 34-36793, International Release No. 926 (Jan. 31, 1996); *In the Matter of Pharmacia & Upjohn, Inc., Pharmacia Aktiebolag and The Upjohn Company, Offers to Purchase the Shares and American Depositary Shares of Pharmacia Aktiebolag, Offers to Purchase the Shares, Convertible Debentures and American Depositary Shares of Pharmacia Aktiebolag*, Release No. 34-36240A, International Release No. 855A (Sept. 27, 1995); *In the Matter of Procordia Aktiebolag and Aktiebolag Volvo*, Release No. 34-27671, International Release No. 118 (Feb. 2, 1990); and *In the Matter of Ford Motor Company Limited Offer to Purchase the Ordinary Shares and American Depositary Receipts of Jaguar p.l.c.*, Release No. 34-27423, International Release No. 114 (Nov. 7, 1989); *In the Matter of Central and South West Corporation and Houston Industries Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Norweb plc*, Release No. 34-36285, International Release No. 861 (Sept. 27, 1995); and *Macfadden Holdings, Inc. v. JB Acquisition Corp.*, 641, F. Supp. 454 (S.D.N.Y. 1986), rev'd on other grounds, *803 F.2d 62* (2d. cir. 1986).

We are US and German counsel to the Bayer Entities in connection with the Offer. The descriptions in this letter of German tender offer practice and mechanics are based in part upon discussions with Credit Suisse and Greenhill & Co., financial advisors to the Bayer Entities.

Background Information

Schering

Schering is a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. Schering's portfolio consists of five core business areas including gynecology, andrology, diagnostic imaging, specialized therapeutics and oncology. For the year ended December 31, 2005, Schering had net sales of EUR 5,308 million and an operating profit of EUR 928 million. As of December 31, 2005, Schering had approximately 24,000 employees worldwide and seven research and development centers in four countries. According to its public filings, Schering is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act.[2]

The Shares

The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange. The Ordinary Shares are also listed on all other German stock exchanges, namely on the stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the Ordinary Shares are listed in Switzerland on the Swiss Exchange (SWX), the combined stock exchange of the stock exchanges in Geneva, Basle and Zurich.[3] Options on Ordinary Shares are traded on the German options exchange (Eurex). ADSs issued under Schering's sponsored ADS program with JP Morgan Chase Bank, each evidencing one Ordinary Share, were listed on the New York Stock Exchange ("NYSE") on October 12, 2000 and trade under the symbol "SHR". The Company is subject to the listed company rules of the NYSE and the informational reporting requirements of the Exchange Act that are applicable to foreign private issuers.

Schering's share capital consists entirely of Ordinary Shares. All of Schering's issued Ordinary Share capital is in bearer form and is freely transferable. The Ordinary Shares are held

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2 Except as otherwise noted, all information contained in this letter regarding Schering and the Shares is based upon information contained in Schering's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Commission on March 10, 2006 (the "Schering 20-F").

3 The Ordinary Shares are not listed on any U.S. exchange or quoted on NASDAQ and, based on information obtained by Bayer's financial advisors with respect to the past year, only trade in very thin volumes (on average less than 500 Ordinary Shares a day, with periods of up to five weeks where no trades occur) on "Other OTC US" (known as the grey market). Accordingly, we believe it would be appropriate to assume that U.S. persons who have invested directly in the Ordinary Shares are highly sophisticated.

in book-entry form through the Clearstream Banking AG booking system (the "Clearstream System").

Based on information contained in the Schering 20-F, on December 31, 2005, 194,000,000 Ordinary Shares were issued, of which 4,000,000 Ordinary Shares were held as treasury shares. On January 31, 2006, there were 7,948,869 issued and outstanding ADSs. Due to the fact that the Ordinary Shares are issued only in bearer form, Schering stated in the Schering 20-F that it is unable to determine how many shareholders it has and how many shares any particular shareholder owns. Although Schering has stated that it is unable to determine the exact number of Shares held in the United States, the Schering 20-F states that Schering believes that, as of February 2006, approximately 19% of the Shares were held in the United States. The Schering 20-F also states that, as of February 1, 2006, there were 1,760 registered holders of ADSs, that one of the registered holders is the Depository Trust Company ("DTC"), which represents the total number of ADSs held in book entry form and that the ADS holders collectively held 9,401,628 ADSs, representing approximately 4.3% of the total issued Ordinary Shares (including the Ordinary Shares represented by such ADSs) as of February 1, 2006.

The Bayer Entities

The Offeror is a limited liability company organized under the laws of Germany. The Offeror has not conducted any operations other than in connection with the Offer.

Bayer is a global company offering a wide range of products, including ethical pharmaceuticals, diagnostics and other health care products, agricultural products and polymers. Bayer is the management holding company of the Bayer group, which includes approximately 280 consolidated subsidiaries. Bayer's business operations are organized in three subgroups, namely Bayer Healthcare (consisting of the pharmaceuticals, consumer care, diabetes care/diagnostics and animal health segments), Bayer Cropscience (consisting of the crop protection and environmental/bioscience segments) and Bayer MaterialScience (consisting of the materials and systems segments). Three service organizations provide support functions to the three subgroups, Bayer and third parties.

Bayer is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. The bearer shares of Bayer (the "Bayer Shares") are traded on the Frankfurt Stock Exchange and all other German stock exchanges, namely on the stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the Bayer Shares are listed in Switzerland on the Swiss Exchange (SWX); on the stock exchanges in Barcelona and Madrid, Spain; on the London Stock Exchange (LSE); and on the Tokyo Stock Exchange (TSE). American Depositary Shares issued under Bayer's sponsored ADS program with The Bank of New York, as depositary, each evidencing one Bayer bearer share, are listed on the NYSE and trade under the symbol "BAY". Bayer is subject to the listed company rules of the NYSE and the informational reporting requirements of the Exchange Act that are applicable to foreign private issuers.

The Merck Offer

As you are aware, on March 13, 2006, Merck KGaA, a German stock corporation, announced its intention to commence an unsolicited cash tender offer (the "Merck Offer") for all outstanding Ordinary Shares and ADSs at a price of Euro 77 per Ordinary Share or ADS. On March 24, 2006, Merck announced that it had decided not to pursue its planned takeover of Schering.

Qualification for Tier II Relief

Certain relief requested by this letter (other than with respect to certain extensions of the Offer, certain aspects of prompt payment and certain aspects of termination of withdrawal rights) would be available under Rule 14d-1(d) with respect to an offer for a "Tier II" qualifying company ("Tier II Relief"). However, for the reasons discussed below, the Bayer Entities believe that they may not be able to determine the relevant U.S. shareholdings in Schering as of the 30th day prior to the proposed commencement date of the Offer.

According to information contained in the Schering 20-F, as of February 2006, approximately 19% of the Shares (including Ordinary Shares represented by ADSs) were held in the United States. In order for the Offeror to determine the level of U.S. ownership of the Shares, it would need to engage an outside service provider to work with Schering's registrar to compile that information. While it is possible for a bidder to retain a financial advisor or information agent to make blind inquiries of depositary banks in Germany as part of the required inquiry to determine the availability of the cross-border exemptions under Rule 14d-1(d)[4], due to the limited information available as to the holders of bearer shares of German companies, such surveys cannot be comprehensive and are necessarily incomplete. It is our understanding that an inquiry of this nature typically takes at least two to three weeks in order to obtain responses to the survey. Accordingly, the Bayer Entities have not performed a "look-through" analysis for purposes of establishing the availability of the Tier II Relief. The Bayer Entities are not aware of any information that would indicate that there has been a significant increase in the level of U.S. ownership of the Shares since February 2006.[5]

Schering has advised Bayer that the information regarding U.S. ownership in the Schering 20-F is based upon the results of a survey completed by D.F. King in February, 2006 as well as information provided by JP Morgan Chase Bank as ADS depositary (including a review of Schedules 13-F and other filings made by investors with the Commission). Schering has also advised Bayer that it has engaged D.F. King for this purpose for each of the past two years and

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4 See, Instructions to paragraphs (c) and (d) of Rule 14d-1.

5 According to information provided by Bayer's financial advisors, the aggregate trading volume for the Ordinary Shares and ADSs on all national securities exchanges in the United States, on the Nasdaq market or on the OTC market, as reported to the NASD over the 12-month periods ending March 14, March 15, March 16 and March 17, 2006 ranged from approximately 2.283% to approximately 2.311% of worldwide trading volume for such periods.

that the survey has generally taken approximately six weeks. Bayer has requested that Schering engage D.F. King to provide it with a more current survey regarding U.S. shareholdings as quickly as possible. Since the Offer is expected to commence on or about April 13, 2006 (in advance of the Schering annual meeting of shareholders scheduled to be held on April 19, 2006), Bayer does not know if it will be able to obtain more current information by that time or if the information it may be able to obtain will be reliable. Therefore, since the Bayer Entities may not be able to obtain more recent reliable share information and since the Offer would otherwise qualify for Tier II Relief based on the information available as of February 2006, the Bayer Entities are requesting the relief described in this letter with respect to matters in which the securities laws and practice in the United States conflict with those in Germany.[6]

The Offer

Structure

The Offer will be made to the holders of all of the issued and outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, at a price of Euro 86 per Ordinary Share. Holders of Ordinary Shares who tender through the U.S. Exchange Agent (as defined below) and holders of Ordinary Shares represented by ADSs will be able to elect to receive the Offer price in Euros or U.S. dollars based upon the U.S. dollar/Euro bid rate published by WM/Reuters at 17:00 Hours Frankfurt Time (16:00 Hours London time) on the date on which the custodian institution of the U.S. Exchange Agent in Germany receives the consideration for the Offer in Euros from the Offeror. Holders of ADSs or Ordinary Shares who tender through the U.S. Exchange Agent who do not make an election with respect to the currency in which they wish to receive the Offer price will be deemed to have elected to receive the Offer price in U.S. dollars. It is intended that the Offer will be structured as a single offer made concurrently in Germany, the United States and certain other jurisdictions in which the Offer may be legally extended. The Offer will be structured so as to comply with the *Wertpapiererwerbs- und Übernahmegesetz* (the German Securities Acquisition and Takeover Act or "German Takeover Code") and the rules and regulations promulgated thereunder and, except to the extent permitted pursuant to the relief requested herein, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent legally possible, given these different regulatory schemes, the Bayer Entities intend to conduct the Offer in a manner that ensures equality of opportunity for, and treatment of, all holders of Ordinary Shares, including Ordinary Shares represented by ADSs, and that complies with generally applicable requirements in both Germany and the United States.[7]

Commencement

The tender offer materials to be provided or made available to the holders of Ordinary

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6 See, footnote 41 of the Cross-Border Release and *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG,* File No. 5-57467 (avail. Feb. 3, 2004).

7 The Bayer Entities have received separate exemptive relief from the Division of Market Regulation with respect to Rule 14e-5.

Shares, including Ordinary Shares represented by ADSs, will be prepared in accordance with the requirements of both the German Takeover Code and, except as described herein, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, and will be available in either the German language (the "German Offer Materials") or the English language (the "U.S. Offer Materials" and, together with the German Offer Materials, the "Offer Materials"), based on shareholders' requests. The German Offer Materials and the U.S. Offer Materials will be substantively identical.

The Offer will be commenced in Germany by publication of the German Offer Materials on the Internet and announcement that the German Offer Materials can be picked up free of charge at a specified location and will be mailed to investors free of charge upon request. The Offer will be commenced in the United States by publication of a summary advertisement in *The Wall Street Journal* and by mailing the U.S. Offer Materials to shareholders upon request, in accordance with Rule 14d-4(a)(2) under the Exchange Act. In addition to making an announcement of the Offer and mailing the Offer Materials to shareholders upon request in accordance with Rule 14d-4(a)(2), the Bayer Entities anticipate that the parties will coordinate with the operator of the Clearstream System, custodian institutions and the ADS depositary to mail the Offer Materials to beneficial holders of Ordinary Shares, including Ordinary Shares represented by ADSs.

The initial offering period is expected to remain open for seven weeks (and in any event at least 20 business days from the publication of a summary advertisement as described above) (such period, as it may be extended, the "Acceptance Period") and to be followed by a two-week subsequent offering period (the "Additional Acceptance Period").

<u>Conditions to the Offer</u>

The Offer will be subject to a number of conditions that will be described in the Offer Materials, and will include receipt of competition law clearance from the European Commission and any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated (together with European Commission competition law clearance, the "Regulatory Approvals").[8] In addition, the Offer will be subject to the condition that not less than 143,250,656 Ordinary Shares, including Ordinary Shares represented by ADS, be tendered and not withdrawn prior to the expiration of the Acceptance Period (the "Minimum Condition").[9]

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[8] All references in this letter to the "regulatory conditions" or the "regulatory conditions to the Offer" and similar phrases refer to receipt of the Regulatory Approvals.

[9] BaFin (as defined below) has requested that the Minimum Condition refer to an exact number of Ordinary Shares. The stated number of Ordinary Shares represents 75% of the outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, excluding an assumed number of treasury shares based upon the number of treasury shares as of April 11, 2006 reduced by the number of shares necessary to settle in-the-money exercisable options.

Under Section 16 (1) 1 of the German Takeover Code, the Acceptance Period cannot exceed 10 weeks, subject to certain limited exceptions in the case of (a) a change of the terms of the Offer within two weeks prior to the expiration of the Acceptance Period, in which case the offering period will be extended by two weeks pursuant to Section 21 (5) of the German Takeover Code, or (b) a competing offer being made within the Acceptance Period with an offering period that expires after expiration of the Acceptance Period, in which case the Acceptance Period will be prolonged until the expiration of the initial offering period of the competing offer pursuant to Section 22 (2) of the German Takeover Code. Accordingly, German law contemplates, and in some cases may require, that the Acceptance Period expire prior to satisfaction of all conditions precedent to the Offer. In that circumstance, German law would permit the Offeror to delay payment for tendered Shares until receipt of all required Regulatory Approvals, at which point payment for the Shares tendered in the Offer would be made promptly, but no earlier than four German banking days and no later than eight German banking days, following expiration of the Acceptance Period and satisfaction of the conditions precedent to the Offer.[10] If all required Regulatory Approvals are not received by October 31, 2006 (the "Termination Date"), the Offer will be terminated and the Offeror will promptly return all previously tendered Shares.

As we have discussed with the Staff, the HSR Act waiting period for cash tender offers is 15 days, in contrast to the 30-day waiting period applicable to a merger. Because the Federal Trade Commission (the "FTC") has discretionary authority to request additional information in connection with its review of the Offer, U.S. antitrust counsel to the Bayer Entities cannot be certain that Bayer will not receive a second request in the United States under the HSR Act, which would provide the FTC with additional time to review the Offer, although they are hopeful that this will not occur. Accordingly, while it is possible that the settlement of the Offer could be delayed, Bayer does not currently believe that it would require the entire period until the Termination Date in order to satisfy regulatory requirements.

Tender Mechanics for Ordinary Shares

Holders of Ordinary Shares in book-entry form within the Clearstream System (including such holders in the United States) will be able to accept the Offer by delivering a declaration of acceptance to the custodian credit institution or financial services institution (a "Custodian Institution") that holds their Ordinary Shares. The Custodian Institutions that hold the Ordinary Shares for which acceptances of the Offer have been received will effect book-entry transfers in order to hold the tendered Ordinary Shares under a separate designated securities identification number for tendered Ordinary Shares within the Clearstream System until the expiration of the Offer.

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10 As a technical matter, under German law, the Offeror does not "accept" tendered Shares for payment. Instead, the contract of purchase and sale created when a holder of Ordinary Shares, including Ordinary Shares represented by ADSs, tenders its Shares becomes binding, and the Offeror becomes obligated to pay for such Shares, when the last of the conditions to the Offer is satisfied.

Tender Mechanics for U.S. Holders of Ordinary Shares, including Ordinary Shares represented by ADSs

The Offeror will appoint The Bank of New York to act as exchange agent (the "U.S. Exchange Agent") to receive tenders of Ordinary Shares represented by ADSs pursuant to the Offer. In this regard, it is currently expected that the U.S. Exchange Agent will, among other things: (i) establish a book-entry account with DTC for the purpose of acceptances of the Offer in respect of Ordinary Shares represented by ADSs tendered by book-entry delivery; (ii) following the expiration of the Acceptance Period, deliver the tendered ADSs to JP Morgan Chase Bank, the depositary bank that administers Schering's ADS program, for cancellation of the ADSs and delivery of the underlying Ordinary Shares to the U.S. Exchange Agent's custodian bank in Germany; (iii) following the expiration of Acceptance Period, cause its German custodian to effect book-entry transfers in order to hold the tendered Ordinary Shares under a separate designated securities identification number for tendered Ordinary Shares within the Clearstream System; (iv) examine the documents required to be delivered to effect a valid acceptance of the Offer; (v) answer procedural questions from holders of ADSs with respect to the Offer; (vi) deliver the U.S. Offer Materials upon request of any holder of ADSs; (vii) upon the request of the Offeror, from time to time, report the number of ADSs for which valid acceptances have been received and not withdrawn and the number of ADSs which have been so withdrawn; and (viii) perform any other related record-keeping tasks associated with the acceptances of the Offer by holders of ADSs. Holders of ADSs will be required to deliver the appropriate documentation, which will be specified in the U.S. Offer Materials, to the U.S. Exchange Agent in order to validly accept the Offer, and any irregularities in acceptances of the Offer by holders of ADSs may only be waived with the consent of the Offeror.

In addition, U.S.-resident holders of Ordinary Shares in book-entry form within the Clearstream System will be able to accept the Offer by delivering a declaration of acceptance to the U.S. Exchange Agent. The U.S. Exchange Agent will then effect book-entry transfers in order to hold the tendered Ordinary Shares under a separate designated securities identification number for tendered Ordinary Shares within the Clearstream following the expiration of the Acceptance Period. U.S.-resident holders of Ordinary Shares will also be entitled to accept the Offer by delivering a declaration of acceptance to the Custodian Institution that holds their Ordinary Shares. The only differences between the two means of delivery available to U.S.-resident holders of Ordinary Shares are (i) if a U.S.-resident tenders through the U.S. Exchange Agent, the U.S. Exchange Agent has informed us that such holder will not be able to trade its Ordinary Shares on the "as tendered" market described below and (ii) the U.S. Exchange Agent will, at the U.S.-resident holder's election, either deliver the offer price in Euros or, convert the offer price from Euros into dollars.

"As Tendered" Trading Market

It is common market practice in German offers for tendered shares to trade on an "as tendered" basis on the Frankfurt Stock Exchange. Ordinary Shares tendered during the initial offering period will be eligible for trading on an "as tendered" basis from the second trading day following the commencement of the Offer until (i) the expiration of the Acceptance Period if all conditions to the offer have been satisfied or, if permissible, waived during the Acceptance Period, or (ii) the third trading day following the satisfaction of all conditions to the Offer if such conditions have not been satisfied prior to the expiration of the Acceptance Period. Ordinary Shares tendered during the Additional Acceptance Period will not be eligible for trading on an "as tendered" basis during the Additional Acceptance Period but will be incorporated into the list of, and will trade with, Ordinary Shares tendered during the Acceptance Period no later than five German trading days after the expiration of the Additional Acceptance Period. We understand that trading liquidity in tendered shares is difficult to predict and may depend on a number of factors, including the level of acceptances and the market's assessment of the likelihood that the Offer will ultimately close and the timing of such closing.

We have been advised by the U.S. Exchange Agent that it is not feasible for holders of ADSs (including the Ordinary Shares represented thereby) or holders of Ordinary Shares who tender through the U.S. Exchange Agent to have the ability to trade ADSs or such Ordinary Shares on an "as tendered" basis.[11] However, holders of Ordinary Shares in the United States

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[11] With respect to ADSs, the U.S. Exchange Agent has advised us that:

- There is no market practice or process for any as tendered trading market in the U.S. In fact, while it may be technically possible to establish an as tendered trading line for trading of tendered ADSs, standard U.S. market convention and practice call for the segregation of tendered securities to, in part, prevent their change of ownership after tendering and that introducing a contrary process, without assurance of proper controls being in place and tested, creates risk of confusion among investors as well as significant issues as to the U.S. Exchange Agent's ability to proof and control tendered securities.
- In order to allow for orderly and prompt processing of withdrawal rights, it will not cancel the ADSs in exchange for underlying Ordinary Shares until the expiration of the Offer.
- Because the vast majority of tenders of ADSs will be made through the DTC system, which records the identity of the tendering party, the U.S. Exchange Agent must treat the DTC system as a single tendering party, thereby making it impossible for the U.S. Exchange Agent to match payments with DTC's original tender records if the identity of the tendering party were to change as a result of "as tendered" trading.

With respect to Ordinary Shares, we have been advised by the U.S. Exchange Agent that:

have the ability to tender such shares in Germany, in which case they would have the ability to trade Ordinary Shares on an "as tendered" basis. Similarly, holders of ADSs have the right, pursuant to the terms of the ADSs to withdraw the underlying Ordinary Shares and tender such Ordinary Shares in Germany.

Extension of the Offer

Under Section 21 (5) of the German Takeover Code, a change to the terms of the Offer (e.g., an increase of the offer consideration, offer of additional consideration, reduction of the Minimum Condition, and waiver of conditions to the Offer) occurring during the last two weeks of the Acceptance Period would require that the Acceptance Period remain open for an additional period of exactly two calendar weeks from the end of the Acceptance Period. If such a material change occurs and the Acceptance Period is extended, commencement of the subsequent offering period will be delayed accordingly.

Settlement

Section 23 (1) No. 2 of the German Takeover Code requires the announcement of exact and final results of an offer following the expiration of the Acceptance Period, and, with respect to the Minimum Condition, the determination of such final results dictates whether the offer is successful or not. Under German practice, this determination cannot be made until the second or third German banking day following the expiration of the Acceptance Period. This is because Ordinary Shares may be traded and tendered on the last day of the Acceptance Period, and the book-entry transfer of such Ordinary Shares into the appropriate securities identification number for tendered Ordinary Shares within the Clearstream System can only be effected at or following settlement of the trade, which typically occurs on T+2. While the same gap between tender and settlement occurs in the U.S. markets, it is addressed by the use of notices of guaranteed delivery, a procedure not used in the German markets. The German Takeover Code provides that the Offeror must then prepare and publish the final, official results of the Offer in a qualifying newspaper, which takes approximately another two German banking days, depending on the applicable newspaper's publication deadlines. Settlement for shares tendered typically occurs within one to three German banking days thereafter.

- It will commingle the delivery of all Ordinary Shares to an omnibus account in Germany, while maintaining records of who tendered at the beneficial level in New York.
- In order for tendering shareholders to be able to trade on an as tendered basis, the tendering holder would have to instruct the Exchange Agent to deliver shares in Germany, likely versus payment for a trade. However, the U.S. Exchange Agent does not have agreements with tendering shareholders to provide such services and is not willing to offer such services.

Additional Acceptance Period

Section 16 (2) of the German Takeover Code requires that, following a successful offer, the Offeror must provide a two-week Additional Acceptance Period during which holders may tender their Shares for the same consideration offered in the Acceptance Period. This may begin only after the Offeror publishes the final, official results of the Offer. Therefore, the Additional Acceptance Period typically begins the day after the fourth or fifth German banking day following the expiration of the Acceptance Period.

German practice also provides for a single settlement for all shares tendered during the Additional Acceptance Period, which, as with the Acceptance Period, typically occurs four to eight German banking days following the expiration of the Additional Acceptance Period. This is due to the logistical requirements of the tender procedures described above. The Offeror's financial advisors are not aware of any instance in German practice in which daily or periodic settlement has been made during an Additional Acceptance Period.

Withdrawal Rights

Although the German Takeover Code does not require a bidder to provide shareholders with withdrawal rights, we have been advised by the *Bundesanstalt für Finanzdienstleistungsaufsicht* (the German Federal Financial Supervisory Authority or "BaFin") that, under the German Takeover Code, BaFin will not allow the Offeror to extend withdrawal rights to U.S. holders of Ordinary Shares, including Ordinary Shares represented by ADSs, if such withdrawal rights are not also made available to all holders of Ordinary Shares. Further, based on advice from BaFin, we believe that, under German "equal treatment" principles, BaFin will not allow the Offeror to exclude holders of Ordinary Shares represented by ADSs or U.S. holders of Ordinary Shares from participating in the Offer. Thus, the Offeror intends to extend withdrawal rights to all holders of Ordinary Shares, including Ordinary Shares represented by ADSs, in accordance with Section 14(d)(5) and Rule 14d-7, subject to the relief requested herein.

Discussion and Requests for Exemptive Relief

Section 14(d)(5) and Rule 14d-7: Post-Expiration Conditions, Withdrawal Rights and Payment of the Offer Price

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original offer. Rule 14d-7 requires that "any person who has deposited securities pursuant to a tender offer has the right to withdraw those securities during the period such offer, request or invitation remains open."

Subject to certain exceptions relating to receipt of regulatory consents, we understand that the Staff has taken the position that a tender offer must become unconditional not later than its expiration date and that all conditions to the offer must be satisfied or waived and the offer must be declared wholly unconditional before a bidder can terminate the withdrawal rights of tendering security holders. We also understand the Staff's position that an offer that remains subject to a post-expiration condition might be deemed to "remain open" and therefore that security holders could be entitled to withdrawal rights under Rule 14d-7. See, e.g., *Manual of Publicly Available Telephone Interpretations, Third Supplement, II. Cross-Border Release, A. Tier II, Question 1* (SEC Division of Corporation Finance, July 2001).

As described above, the Acceptance Period may not exceed 10 weeks under German law, subject to certain limited exceptions. Taking into account the competitive bidding situation for Schering and the prior announcement of the Merck Offer, the Bayer Entities have determined that their ability to successfully complete an acquisition of Schering requires that the Bayer Entities provide as short an Acceptance Period as possible. Specifically, the Bayer Entities are concerned that continued uncertainty relating to the outcome of the Offer will damage Schering's businesses and hamper their ability to integrate the two businesses.

Accordingly, as we have discussed with the Staff, the Offeror intends to provide a seven week Acceptance Period.[12] This period was selected by adding one week to the anticipated time the Bayer entities expect will be required to complete Phase I competition law review in the European Union (and similar review under the HSR Act), without taking into account any Phase II review (or second request). Because the Bayer Entities believe that there is more than a reasonable likelihood that the Regulatory Approvals will be obtained in this time period, they also believe that lengthening the Acceptance Period would be more likely than not to delay the receipt of the Offer consideration by Schering Shareholders beyond the time such consideration would otherwise be able to be paid.

As we have discussed with the Staff, the HSR Act waiting period for cash tender offers is 15 days, in contrast to the 30-day waiting period applicable to a merger. Because the FTC has discretionary authority to request additional information in connection with its review of the Offer, U.S. antitrust counsel to the Bayer Entities cannot be certain that Bayer will not receive a second request in the United States under the HSR Act, which would provide the FTC with additional time to review the Offer, although they are hopeful that this will not occur. In this circumstance, German law would permit the Offeror to delay payment for tendered Shares until receipt of all Regulatory Approvals, at which point payment for Shares, including those represented by ADSs, tendered in the Offer would be made promptly, but no earlier than four German banking days and no later than eight German banking days, following expiration of the Acceptance Period <u>and</u> satisfaction of the conditions precedent to the Offer.

For the reasons discussed below, we believe that the application of Section 14(d)(5) of the Exchange Act and Rule 14d-7 in the context of the Offer will result in significant risk to

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12 Of 175 tender offers for German subject companies we have identified since the adoption of the German Takeover Code in January 2002, 108 provided for an in initial offering period of 5 weeks or less, 28 provided for an initial offering period of more than 5 weeks and up to 6 weeks, 13 provided for an initial offering period of more than 6 weeks and up to 7 weeks, 10 provided for an initial offering period of more than 7 weeks and up to 8 weeks, 5 provided for an initial offering period of more than 8 weeks and up to 9 weeks and 11 provided for an initial offering period of more than 9 weeks and up to 10 weeks. The minimum period of 4 weeks was chosen 26 times, while the maximum period of 10 weeks was chosen 6 times.

Bayer that it would not otherwise be required to take under German law and cause substantial harm to the Offer rather than provide meaningful protection to holders of Shares and ADSs.

As noted above, we have been advised by the BaFin that, under the German Takeover Code, BaFin will not allow the Offeror to extend withdrawal rights to U.S. holders of Ordinary Shares, including Ordinary Shares represented by ADSs, during the period following the expiration of the Acceptance Period if such withdrawal rights are not also made available to all holders of Ordinary Shares. We have been further advised by BaFin that, to the extent there is a delay between the expiration of the Acceptance Period and the satisfaction of all required Regulatory Approvals, it will not permit the Offeror to condition its obligation to purchase Shares in the Offer on the satisfaction of the Minimum Condition at the time the regulatory conditions are satisfied. Further, based on advice from BaFin, we believe that, under German "equal treatment" principles, BaFin will not allow the Offeror to exclude holders of Ordinary Shares represented by ADSs or U.S. holders of Ordinary Shares from participating in the Offer.

As a result, if the Offeror is required to extend withdrawal rights to holders of Ordinary Shares, including Ordinary Shares represented by ADSs, in the United States pursuant to Section 14(d)(5) and Rule 14d-7 during the period between the expiration of the Acceptance Period and receipt of all Regulatory Approvals, it will be required to extend withdrawal rights to all holders of Ordinary Shares, including Ordinary Shares represented by ADSs. In that case, it is possible that holders of a sufficient number of Shares could withdraw their Shares after the expiration of the Acceptance Period so that the Minimum Condition would no longer be satisfied at the time of satisfaction of the regulatory conditions.

As we have discussed with the Staff, the primary purpose of the Minimum Condition is to assure that Bayer acquires a sufficient number of Shares so that the Offeror will be able to enter into a domination agreement with Schering (the "Domination Agreement"). The purpose of the Domination Agreement is to allow Bayer to give instructions to and direct the management of Schering (which would otherwise be prohibited under the German stock corporation law) and to integrate Schering into the fiscal structure of the Bayer group. In connection with the consummation of the Domination Agreement, the Offeror would be required to make a mandatory offer (the "Mandatory Offer") to acquire all of the remaining Ordinary Shares, including Ordinary Shares represented by ADSs, at an adequate price. Under German law, an adequate price is interpreted to be the higher of (a) a value determined in accordance with a discounted cash flow analysis and (b) the average trading price for the three-month period prior to the shareholders resolution approving the Domination Agreement. In addition, if the Bayer Entities acquire at least 95% of the Ordinary Shares, including Ordinary Shares represented by ADSs, then they may elect to "squeeze-out" the remaining Schering shareholders at an adequate price, which is interpreted as being the higher of (a) a value determined in accordance with a discounted cash flow analysis[13] and (b) the average trading price for the three month period prior

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13 Depending on the timing of these events, this valuation may differ from the valuation that occurs at the time of consummation of the Domination Agreement.

to the shareholders resolution approving the squeeze-out.[14]

In light of increasingly aggressive and sophisticated trading tactics by hedge funds in Europe and the United States, the benefits of requiring the Offeror to provide withdrawal rights in this circumstance do not outweigh the significant risk that the Offeror would be contractually required to purchase Shares in the Offer even though the Minimum Condition is no longer satisfied. If a sufficient number of shares were to be withdrawn, the Offeror would not be able to enter into the Domination Agreement with Schering, thereby depriving Bayer and the Schering shareholders of the economic benefits of the Offer (for which they will be paid a significant premium).[15]

We also note that, under these circumstances, Bayer would have no ability to increase the offer price other than in a subsequent tender offer, which would be subject to the same regulatory review, minimum acceptance period and other requirements applicable to the initial offer. As a result, even if Bayer acquired a significant portion of the Shares pursuant to the Offer, it would be significantly handicapped in its ability to achieve the purposes of the Offer – to satisfy the Minimum Condition so that the Offeror can enter into the Domination Agreement with Schering.

Further, the application of withdrawal rights following the expiration of the Acceptance Period might actually increase the likelihood that Schering shareholders would be treated disproportionately. Specifically, under German law, Bayer could wait one year and then make open market purchases of a sufficient number of additional Schering shares to enable it to conclude a Domination Agreement without offering any higher price paid in such purchases to shareholders who tendered in the initial offer. In addition, because the price to be paid in the Mandatory Offer is set as the higher of a statutorily determined price and the average trading price for the Schering shares for the three months prior to the shareholders resolution approving the Domination Agreement, the availability of withdrawal rights could be used to engage in complex trading strategies that might drive-up the average trading price and, therefore, the price to be paid in the Mandatory Offer (which is not required to be paid to shareholders who tendered in the initial offer). These issues are only further complicated by the presence of dual markets for the Shares (the "as tendered" market and the market for untendered shares).

Accordingly, we believe that not enforcing withdrawal rights after the expiration of the Acceptance Period will better ensure that all holders ultimately receive the same consideration for the sale of their Shares.

In light of the fact that Bayer and Schering are both German companies and that the Offer

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14 The Bayer Entities would not be required to pay any higher price in the Mandatory Offer or the squeeze-out to shareholders who tendered in the initial offer, even if they occur within the first year following the initial offer. These procedures will be described in the Offer Materials.

15 See also, "Hedge Funds Getting Fat on Mergers" (Amanda Cantrell, CNNMoney.com, March 21, 2006).

is primarily subject to the German Takeover Code, we respectfully request exemptive relief from the provisions of Section 14(d)(5) and Rule 14d-7 insofar as that section and rule would, in circumstances where the regulatory conditions to the Offer have not been satisfied, permit holders who tendered into the Offer to withdraw their Shares at any time which is both (a) after the expiration of the Acceptance Period and (b) prior to the satisfaction of the regulatory conditions to the Offer and payment for the Shares.[16]

The requested relief is consistent with the relief granted in *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999). While the offer for National Westminster would have been eligible for Tier I status, we believe that the *Royal Bank* letter illustrates that, in appropriate circumstances, such as those presented in this case, there is precedent for the requested relief. Specifically, as in *Royal Bank*, regulatory approval may not be obtained prior to expiration of the Acceptance Period under circumstances where there has been a competitive bidding process.[17]

In addition, as with *Royal Bank*, requiring withdrawal rights in our case will make it highly unlikely that the Offer can "succeed" – *i.e.*, that Bayer can be certain that if it commits to purchase the Shares at the end of the Acceptance Period it will be able to acquire enough Shares to enter into a Domination Agreement without the risk of withdrawal of Shares after the initial satisfaction of the Minimum Condition.

In *Axel Springer AG Offer for ProSiebenSat.1 Media AG*, the Staff confirmed that it would not recommend enforcement action under Rule 14e-1(c) if the bidder did not pay for tendered shares pending receipt of required regulatory approvals following expiration of the initial offering period. Since the bidder in *Axel Springer* had entered into a binding agreement to acquire a majority of the target stock and the offer was not subject to any minimum condition, the bidder was able to extend withdrawal rights to tendering shareholders during this period. In the current case, however, it is necessary to have the Offeror be able to delay payment for the Shares without providing withdrawal rights for the same purposes as AxelSpringer required relief from Rule 14e-1(c) – to enable the acquisition of the subject company in accordance with German law and practice. See also, *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File

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16 As discussed below, we are also requesting that, in the case the regulatory conditions to the Offer are not satisfied at the time of the expiration of the Acceptance Period, the Staff confirm it will not recommend enforcement action under Rule 14e-1(c), to permit the payment for Shares tendered in the Offer during the period following the satisfaction of such regulatory conditions.

17 Further, as discussed above, the ADSs represent only a very small fraction of the outstanding Schering Shares. The Ordinary Shares are not listed on any U.S. exchange or quoted on NASDAQ and, based on information obtained by Bayer's financial advisors with respect to the past year, only trade in very thin volumes (on average less than 500 Ordinary Shares a day, with periods of up to five weeks where no trades occur) on "Other OTC US" (known as the grey market). Accordingly, we believe it would be appropriate to assume that U.S. persons who have invested directly in the Ordinary Shares are highly sophisticated.

No. TP 99-205 (avail. Dec. 20, 1999) and *In the Matter of Central and South West Corporation and Houston Industries Inc.*, Release No. 34-36285 (September 27, 1995).

We recognize that not requiring withdrawal rights after the expiration of the Acceptance Period could have adverse effects on tendering holders. Specifically, if a competing bidder were to make a higher offer after the expiration of the Acceptance Period, holders who tendered their Shares would not be able to tender into the higher offer. However, Merck first announced its intention to make an offer to acquire Schering on March 13, 2006. In addition, there was speculation in the press regarding a possible takeover of Schering as early as August 2005.[18] Accordingly, by the expiration of the seven week Acceptance Period in the Offer, any party interested in considering a bid for Schering will have had more than the maximum 10-week initial offering period allowed under German law to make an offer for the Shares. Since withdrawal rights would not be required under German law, there is no reason to believe that a potential bidder would, absent the application of U.S. withdrawal rights, wait until the expiration of the Acceptance Period to commence a competing offer.

In addition, we acknowledge that in some situations involving acquisitions of German companies, non-tendering holders of ordinary shares have been able to extract additional consideration from the bidder in the mandatory offer that follows the consummation of a domination agreement or through appraisal proceedings under German law. The procedures for the Mandatory Offer and potential squeeze-out will be described in the Offer Materials. At this time, the Bayer Entities have no intention of paying any additional consideration and we acknowledge that, depending on the facts and circumstances, additional relief may be required under Rule 14d-10 if they desired to do so.

We also recognize that holders of ADSs who tender into the Offer and U.S.-resident holders of Ordinary Shares who tender through the U.S. Exchange Agent would not be able to trade in the as-tendered market and might not have liquidity for a period through as late as the Termination Date if withdrawal rights are not required after the expiration of the Acceptance Period. However, this is a factor that will be fully disclosed in the Offer Materials and one that holders can evaluate when determining whether or not to tender in the Offer and, if so, when to tender. Furthermore, U.S.-resident holders of Ordinary Shares will have the ability to tender through their Custodian Institution instead of through the U.S. Exchange Agent, in which case they would be able to trade their Ordinary Shares on the as-tendered market. Similarly, holders of ADSs have the ability to withdraw the Ordinary Shares underlying their ADSs and tender directly into the Offer.

We believe that it is appropriate under these facts and circumstances for the Staff to grant a longer period of exemptive relief because of the potential detriments to U.S.-resident holders of Ordinary Shares and holders of ADSs. If the Staff determines not to grant such relief for the full period extending through the Termination Date, we respectfully request the Staff to grant such relief for a period of 21 calendar days following the expiration of the Acceptance Period, with the understanding that, if it appears the regulatory conditions will not be satisfied at such time, the Staff will consider a request for further relief based on the facts and circumstances at such

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18 See, "Schering rises on market talk of Novartis bid" (Reuters, August 11, 2005).

time.

As we have also discussed with the Staff, due to the German tender procedures described above, the Offeror will not know for approximately two to three German banking days following the expiration of the Acceptance Period whether the Minimum Condition has been satisfied and, therefore, whether it will pay for tendered Ordinary Shares, including those represented by ADSs. The Offeror is bound by the results of that determination and, except with respect to the satisfaction of conditions relating to receipt of the Regulatory Approvals as discussed above, has no opportunity to rely on the failure of any other condition during the period the Offeror is determining whether the Minimum Condition has been satisfied. Permitting withdrawals during the period while the results of the Offer are being determined could render satisfaction of the Minimum Condition illusory. Accordingly, in the event the regulatory conditions to the Offer have been satisfied or waived prior to the expiration of the Acceptance Period (or are satisfied during the first eight German banking days after the expiration of the Acceptance Period) we request exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act and Rule 14d-7 insofar as that section and rule would permit holders who tendered into the Offer to withdraw their Shares at any time during the period following expiration of the Acceptance Period and prior to the date on which the Offeror is able to determine if the Minimum Condition has been satisfied and the Offeror becomes obligated to pay for, and pays for, tendered Shares. As we have discussed with the Staff, this period is expected to be no more than eight German banking days following (a) the expiration of the Acceptance Period, in the event the regulatory conditions are satisfied or waived prior to the expiration of the Acceptance Period or (b) the announcement of the satisfaction of the regulatory conditions to the Offer, in the event the regulatory conditions are satisfied during the first eight German banking days following the expiration of the Acceptance Period.[19]

In addition, if the regulatory conditions to the Offer have not been satisfied or waived prior to the expiration of the 21st calendar day following the expiration of the Acceptance Period, we request exemptive relief from the provisions of Section 14(d)(5) and Rule 14d-7 during the period (expected to be no more than eight German banking days) following the satisfaction of such regulatory conditions prior to payment for tendered Shares in order to allow the Bayer Entities to comply with the procedural requirements of German law and practice. In light of the combination of the uncommon nature of the relief requested above and the fact that German practice does not permit the Offeror to commence the payment process before the announcement of the satisfaction of the final condition to the Offer, the Offeror will undertake to make this period of time as short as possible (and in no event more than eight German banking days).

We believe this requested relief is contemplated by or consistent with the exemptive relief granted in connection with other tender offers similarly structured. See, e.g., *Gas Natural*

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19 To the extent the regulatory conditions are satisfied after the expiration of the Acceptance Period but before the expiration of the Additional Acceptance Period, Shares tendered during the Additional Acceptance Period would be paid for as described below under "Rule 14e-1(c) and Rules 14d-11(c) and (e): Payment of Offer Price and Subsequent Offering Period."

SDG, S.A.'s exchange offer for Endesa, S.A., File No. TP 06-38 (avail. Mar. 6, 2006); *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004); *Offer by Alcan, Inc. for Common Shares, ADRs, Bonus Allocation Rights and OCEANEs of Pechiney*, File Nos. 5-52225, 03-114 (avail. Oct. 8, 2003); and *Offer by Sanofi-Synthelabo for Ordinary Shares and ADRs of Aventis*, File No. TP 04-30 (avail. June 10, 2004).

Rule 14e-1(c) and Rules 14d-11(c) and (e): Payment of Offer Price and Subsequent Offering Period

Rule 14e-1(c) under the Exchange Act prohibits a person making a tender offer from failing to pay the consideration offered or to return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of such offer. Rule 14d-11 provides that a bidder in a tender offer may elect to provide a subsequent offering period if, among other things, the bidder immediately accepts and promptly pays for all securities tendered during the initial offering period and the bidder immediately accepts and promptly pays for all securities as they are tendered during the subsequent offering period.

In accordance with German practice, payment for Shares tendered during the Acceptance Period will, except as described below, be made approximately four to eight German banking days following expiration of the Acceptance Period. As we have discussed with the Staff, the HSR Act waiting period for cash tender offers is 15 days, in contrast to the 30-day waiting period applicable to a merger. Because the FTC has discretionary authority to request additional information in connection with its review of the Offer, U.S. antitrust counsel to the Bayer Entities cannot be certain that Bayer will not receive a second request in the United States under the HSR Act, which would provide the FTC with additional time to review the Offer, although they are hopeful that this will not occur. In that circumstance, the Offeror would not be obligated to pay for tendered Shares until the receipt of the Regulatory Approvals, at which point payment for the Shares tendered in the Offer would be made promptly, but no earlier than four German banking days and no later than eight German banking days, following expiration of the Acceptance Period and satisfaction of the regulatory conditions to the Offer. If at the end of the Acceptance Period it is determined that any Offer conditions, other than satisfaction of the regulatory conditions as discussed above, has not been satisfied or waived by the Offeror, and the Offer is therefore terminated without the payment by the Offeror for any Shares, all tendered Shares would be returned without undue delay.

Given these facts, we are requesting relief on two levels.

First, we request (i) that the Staff confirm it will not recommend enforcement action under Rule 14e-1(c) if Shares tendered during the Acceptance Period are not paid for until four to eight German banking days after the expiration of the Acceptance Period (or returned without undue delay) and (ii) in the event that the regulatory conditions to the Offer are not satisfied or waived at the time of the expiration of the Acceptance Period, that the Staff confirm it will not recommend enforcement action under Rule 14e-1(c) to permit the Offeror to wait until the expiration of the four to eight German banking day period after the satisfaction of such regulatory conditions to pay for any Shares tendered in the Offer; provided that the Offeror would return such Shares without undue delay in the event such regulatory conditions are not ultimately satisfied.[20]

In accordance with German practice, payment for Shares tendered during the Additional Acceptance Period will, except as described below, be made approximately four to eight German banking days after termination of the two week Additional Acceptance Period described above. To the extent that the regulatory conditions to the Offer have not been satisfied during the Acceptance Period (or previously waived), the Offeror will pay for Shares tendered during the Additional Acceptance Period after the expiration of the four to eight German banking day period after the satisfaction of such regulatory conditions; provided that the Offeror would return any such Shares without undue delay in the event such regulatory conditions are not satisfied.

Second, we are also requesting exemptive relief from Rule 14d-11(c) and (e) to permit the payment for, or return of, Shares tendered during the Offer in the manner described above, and further requesting that the Staff confirm that it will not recommend enforcement action to the Commission under Rule 14e-1(c) to permit payment for, or return of, Shares in the manner described above.[21]

In *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (avail. Sept. 12, 2005), the Staff confirmed that it would not recommend enforcement action under Rule 14e-1(c) if the bidder did not pay for tendered shares pending receipt of required regulatory approvals following expiration of the initial offering period. Also see *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File No. TP 99-205 (avail. Dec. 20, 1999); *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999); and *In the Matter of Central and South West Corporation and Houston Industries Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Norweb plc*, Release No. 34-36285, International Release No. 861 (avail. Sept. 27, 1995).

In addition, the Commission has generally looked to the clearance and payment practices as well as the securities laws of the subject company's home country in determining whether the consideration in a tender offer was paid promptly. We believe the relief requested is contemplated by or consistent with *Axel Springer* and other exemptive relieve granted by the Staff and with the Cross-Border Release. See *Offer by BCP Crystal Acquisition GmbH & Co., et*

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[20] Without the relief requested in clause (ii) of this paragraph, the Bayer Entities will not be able to comply with the procedural requirements of German law and practice with respect to payment for tendered Shares. Accordingly, our request for the relief described in clause (ii) is not related to whether the Staff grants the relief requested under "Section 14(d)(5) and Rule 14d-7: Post-Expiration Conditions, Withdrawal Rights and Payment of the Offer Price" above.

[21] Without the relief requested in this paragraph, the Bayer Entities will not be able to comply with the procedural requirements of German law and practice with respect to payment for tendered Shares. Accordingly, our request for the relief described in this paragraph is not related to whether the Staff grants the relief requested under "Section 14(d)(5) and Rule 14d-7: Post-Expiration Conditions, Withdrawal Rights and Payment of the Offer Price" above.

al for Celanese AG, File No. 5-57467 (avail. Feb. 3, 2004); *Rhône-Poulenc S.A.*, File No. TP 93-89 (avail. July 8, 1993); *Rhône-Poulenc S.A. Exchange Offer for Hoechst AG*, File No. TP 99-205 (avail. Dec. 20, 1999); and *Offer by Sanofi-Synthelabo for Ordinary Shares and ADRs of Aventis*, File No. TP 04-30 (avail. June 10, 2004); *The Royal Bank of Scotland Group plc Offer for Shares and ADRs of National Westminster Bank PLC*, File No. 5-55229 (avail. Dec. 30, 1999).

Rule 14d-11(d): Commencement of Additional Acceptance Period

Rule 14d-11(d) under the Exchange Act provides that a bidder may provide a subsequent offering period if, among other things, the bidder "announces the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. Eastern time on the next U.S. business day after the expiration date of the initial offering period and immediately begins the subsequent offering period." Pursuant to U.S. practice, an approximate, rather than a final, number is announced, which number includes shares subject to guaranteed delivery procedures.

As described above, however, the applicable German requirement relating to the commencement of the Additional Acceptance Period requires the publication of exact and final results. For this reason, German practice is to allow two to three German banking days following the expiration of the Acceptance Period in order to effect the book-entry transfers necessary for that determination. Preparation for publication of those results typically occurs on the third or fourth German banking day following the expiration of the initial offering period, and publication itself typically occurs on the following banking day (i.e., the fourth or fifth German banking day following expiration). The Additional Acceptance Period would then commence on the day following publication.

We therefore request exemptive relief from Rule 14d-11(d) to permit, in accordance with German law and practice, the commencement of the Additional Acceptance Period on the day following the publication of the final results of the Offer (expected to be the day after the fourth or fifth German banking day following the closing of the initial offering period). In a similar situation, the Commission has granted such an exemption. See, e.g., *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004).

Rule 14e-1(b) and Rule 14d-4(d)(2)(ii): Extension of the Offer Upon Certain Changes

Rule 14e-1(b) under the Exchange Act prohibits an offeror from increasing or decreasing the percentage of the class of securities being sought or the consideration offered or the dealer's soliciting fee to be given in a tender offer unless the tender offer remains open for at least ten U.S. business days from the date that notice of such change is first published or sent or given to security holders. Rule 14d-4(d)(2)(ii) under the Exchange Act requires that, in the event an offeror changes the offer price or makes a similarly significant change to the terms of the offer, the offeror must extend the tender offer by ten U.S. business days and disseminate the material change to the target shareholders. In Release No. 33-7760, the Commission stated that it believed these time periods represent general guidelines that should be applied uniformly to all tender offers.

Under German law, a similar material change occurring during the last two weeks of the Acceptance Period would require that the Acceptance Period remain open for an additional two calendar weeks from the end of the Acceptance Period. The applicable German law requires an extension of exactly two weeks. In the event that such a change were to occur during the last few days of the Acceptance Period, and the resulting two-week extension occurred over a period that included U.S. federal holidays, Rule 14e-1(b) and compliance with the Commission's position regarding the applicability of Rule 14d-4(d)(2)(ii) would require a longer extension than that permitted by German law. Accordingly, we hereby request that the Staff confirm that it will not recommend enforcement action under Rule 14d-4(d)(2)(ii) or Rule 14e-1(b) if in such circumstances the Offeror keeps the Acceptance Period open for an additional period of two calendar weeks in accordance with German law.

In a similar situation, the Commission has found it appropriate to grant such relief. See, e.g., *Offer by BCP Crystal Acquisition GmbH & Co., et al for Celanese AG*, File No. 5-57467 (avail. Feb. 3, 2004).

Rule 14e-1(d): Announcement of Extensions of the Offer

Rule 14e-1(d), among other things, prohibits a bidder making a cash tender offer from extending the length of the offer without issuing a notice of such extension by press release or other public announcement, which notice must include disclosure of the approximate number of securities deposited to date and has to be issued no later than the earlier of (i) 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer or (ii) if the class of securities which is the subject of the tender offer is registered on one or more national securities exchanges, the first opening of any one of such exchanges on the next business day after the scheduled expiration date of the offer.

At the time of the expiration of the Acceptance Period, the Offeror will not be in a position to determine the approximate number of Shares deposited in the Offer. As noted above, this determination cannot be made until the second or third German banking day following the expiration of the Acceptance Period as Ordinary Shares may be traded and tendered on the last day of the Acceptance Period, and the book-entry transfer of such Ordinary Shares into the appropriate securities identification number for tendered Ordinary Shares within the Clearstream System can only be effected within two or three banking days. While the same gap between tender and settlement occurs in the U.S. markets, it is addressed by the use of notices of guaranteed delivery, a procedure not used in the German markets. The German Takeover Code also provides that the Offeror must prepare and publish the final, official results of the tender offer in a qualifying newspaper, which takes approximately another two German banking days, depending on the applicable newspaper's publication deadlines.

In light of the requirements of German law, we do not believe that delay in announcing the results of the Offer in connection with an extension of the initial offering period in order to comply with German law constitutes a fraudulent, deceptive or manipulative act or practice. If the Tier II Relief was available, notice of extensions made in accordance with German law and practice would be deemed to satisfy the requirements of Rule 14e-1(d). In the Offer, notice of extension would be made in accordance with the law and practice of Germany, the home jurisdiction of Schering.

Prior to the adoption of Rule 14d-1(d), the Commission provided relief from the notice requirements of Rule 14e-1(d) and confirmed that an announcement of amendment and extensions to an offer in accordance with the law and practice of the subject company's home jurisdiction would satisfy the requirements of Rule 14e-1(d). See, e.g., *Vodafone Airtouch Plc Offer for Mannesmann Aktiengesellschaft*, File No. TP 00-29 (avail. Dec. 22, 1999); and *Proposed Exchange Offer by Crown Cork & Seal Company, Inc. for CarnaudMetalbox,* File No. TP 95-301 (avail. Dec. 20, 1995).

Subsequent to the adoption of Rule 14d-1(d), the Commission has also provided relief from the requirements of Rule 14e-1(d) in a number of transactions that did not satisfy the requirements for the Tier II Relief. See, e.g., *Offer by Alcan, Inc. for Common Shares, ADRs, Bonus Allocation Rights and OCEANEs of Pechiney,* File Nos. 5-52225, 03-114 (avail. Oct. 8, 2003); *Serono S.A. Offer for All Outstanding Ordinary Shares, ADRs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (avail. Sept. 12, 2002); and *Proposed Exchange Offer by Technip, S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (avail. Aug. 30, 2001).

On behalf of the Offeror, we hereby request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(d) under the Exchange Act if the Offeror extends the Acceptance Period in accordance with German law and practice notwithstanding that the Tier II Relief may not be available.

Requested Relief

Based on the foregoing, we respectfully request that the Staff grant exemptive relief to the Bayer Entities from the provisions of Section 14(d)(5) of the Exchange Act and the provisions of Rule 14d-7 and Rules 14d-11(c), (d) and (e) under the Exchange Act, and confirm that it will not recommend any enforcement action against any of the Bayer Entities under Rule 14d-4(d)(2)(ii) or Rules 14e-1(b), (c) or (d) under the Exchange Act if the Offer is conducted as described in this letter.

We believe the relief requested herein is consistent with that granted by the Commission in similar situations in the past and also believe that the relief requested in this letter is consistent with the Commission's guidance set forth in the Cross-Border Release.

If you require any further information, please contact the undersigned at (202) 637-2242 or John Sorkin at (212) 906-1656.

Sincerely,



John J. Huber
of LATHAM & WATKINS LLP

cc: Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance

James A. Brigagliano, Esq.
Acting Associate Director, Division of Market Regulation

Bradley D. Owens, Esq.
Office of Trading Practices
Division of Market Regulation